     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 1999

                                                      REGISTRATION NO. 333-72799
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                              THESTREET.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    7374                                  06-15150824
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NO.)                    IDENTIFICATION NO.)

                            ------------------------
                               TWO RECTOR STREET
                            NEW YORK, NEW YORK 10006
                                 (212) 271-4004
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                KEVIN W. ENGLISH
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              THESTREET.COM, INC.
                               TWO RECTOR STREET
                            NEW YORK, NEW YORK 10006
                                 (212) 271-4004
                                 (800) 562-9571
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies To:

                  DAVID J. GOLDSCHMIDT, ESQ.                                       ALEXANDER D. LYNCH, ESQ.
          SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                                 ALAN P. BLAUSTEIN, ESQ.
                       919 THIRD AVENUE                                        BROBECK, PHLEGER & HARRISON LLP
                   NEW YORK, NEW YORK 10022                                       1633 BROADWAY, 47TH FLOOR
                       (212) 735-3000                                              NEW YORK, NEW YORK 10019
                                                                                       (212) 581-1600

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. / /
                            ------------------------


                        CALCULATION OF REGISTRATION FEE



                       TITLE OF EACH CLASS                               PROPOSED MAXIMUM                 AMOUNT OF
                  OF SECURITIES TO BE REGISTERED                    AGGREGATE OFFERING PRICE(1)       REGISTRATION FEE
Common Stock, par value $.01 per share (including the associated
Rights to purchase Series A Junior Participating Stock)(2)........  $82,225,000                  $22,859(3)



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.



(2) The Rights to purchase shares of our Series A Junior Participating Preferred Stock initially are attached to and trade with the shares of our common stock being registered hereby. Value attributed to such Rights, if any, is reflected in the market price of our common stock.



(3) $20,850 of the registration fees has previously been paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek to offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 Subject to Completion. Dated April 19, 1999

                               5,500,000 Shares

                                    [LOGO]

                                  Common Stock

                             ----------------------

     This is an initial public offering of shares of common stock of TheStreet.com, Inc. All of the 5,500,000 shares of common stock are being sold by the TheStreet.com, Inc.

     Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $11 and $13. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "TSCM".


     See "Risk Factors" beginning on page 6 to read about certain factors you should consider before buying shares of the common stock.


                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                                              Per Share             Total
                                                                          ------------------  ------------------
Initial public offering price...........................................          $                   $
Underwriting discounts..................................................          $                   $
Proceeds, before expenses, to TheStreet.com.............................          $                   $

     The underwriters may, under certain circumstances, purchase up to an additional 741,667 shares from TheStreet.com and up to an additional 83,333 shares from Kevin English, TheStreet.com's Chairman of the Board, Chief Executive Officer and President, at the initial public offering price less the underwriting discount. TheStreet.com will not receive any of the proceeds from the sale of the shares being sold by Mr. English.

                             ----------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on                      , 1999.

     Goldman, Sachs & Co.
                              Hambrecht & Quist
                                                      Thomas Weisel Partners LLC

                             ----------------------

                      Prospectus dated             , 1999.

OUTSIDE PORTION OF GATEFOLD

Title text reading "TheStreet.com" (centered at top of page)

   I. Six photos of the company's editors and reporters at work (diagonal across page from top left to bottom right)

  II.  Text:

      TheStreet.com is a leading web-based provider of original, timely, comprehensive and trustworthy financial news, commentary and information aimed at helping readers make informed investment decisions (bottom left of page)

 III. Screenprint--Full-length screenprint of front page of TheStreet.com web site (right side of page)

GATEFOLD


Title text reading "TheStreet.com" (top left-hand corner of gatefold)


   I. Screenprint--Snapshot of TheStreet.com web site stock quote function in the "Tools of the Trade" section (bottom right hand corner of screenprint overlayed by II below) (upper left-hand corner of gatefold)

  II. Photograph of Brenda Buttner with the following text (upper left-hand corner of gatefold):

      <Brenda Buttner>
     Contributing Editor

 III. Screenprint--Snapshot of TheStreet.com web site "Herb on the Street" column by Herb Greenberg (bottom left-hand corner of screenprint overlayed by IV below) (bottom left-hand corner of gatefold)

 IV. Photograph of Herb Greenberg with the following text (bottom left-hand corner of gatefold):

      <Herb Greenberg>
     Senior Columnist

  V. Screenprint--Snapshot of TheStreet.com web site "Tech Stocks" section (overlayed by VI below) (upper center of gatefold)

 VI. Screenprint--Snapshot of TheStreet.com web site "Basics" section (center of gatefold)

 VII. Photograph of the newsroom of TheStreet.com overlayed in the center by TheStreet.com logo (bottom center of gatefold)

VIII. Photograph of James J. Cramer with the following text (top right-hand corner of gatefold):

      <James J. Cramer>
     Contributing Editor and Co-Founder

 IX. Screenprint--Snapshot of TheStreet.com web site "WRONG! Rear Echelon Revelations" column by James J. Cramer (overlayed by VIII above) (top right-hand corner of gatefold)

  X. Photograph of Dave Kansas with the following text (bottom right-hand corner of gatefold):

      <Dave Kansas>
     Editor-in-Chief

 XI.  Text (vertical column along far right of the gatefold):


      TheStreet.com combines the most important qualities of traditional print journalism--accuracy, intelligence, fairness and wit--with the web's advantages as a financial news medium--timeliness, interactivity and global distribution.


      Our journalists produce quality news coverage and in-depth analysis in a real-time, interactive medium ideally suited to the needs of today's investors.

      Our editorial staff consists of more than 50 professional reporters and editors who, together with two dozen outside contributors throughout the world, produce approximately 40 original news, analysis and commentary pieces each business day.

      Our financially oriented readers constitute an upscale demographic that is desirable to financial services and luxury goods advertisers.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information about our company and the common stock being sold in this offering and our financial statements and the notes to those statements included elsewhere in this prospectus.

                                 THESTREET.COM


     TheStreet.com is a leading web-based provider of original, timely, comprehensive and trustworthy financial news, commentary and information aimed at helping readers make informed investment decisions. TheStreet.com combines the most important qualities of traditional print journalism--accuracy, intelligence, fairness and wit--with the web's advantages as a financial news medium--timeliness, interactivity and global distribution. With a staff of more than 50 professional reporters and editors, together with two dozen outside contributors, we update our site with approximately 40 original stories throughout each business day and with many additional features on weekends. Trained at the nation's leading financial news organizations, our journalists produce quality news coverage and in-depth analysis in a real-time, interactive medium ideally suited to the needs of today's investors. We have developed a community of loyal readers who turn to TheStreet.com for their financial and investing news and information needs. During 1998, our subscriber base grew more than 380% to approximately 32,000 at the end of the year; as of March 31, 1999, we had over 51,000 subscribers. We derive our revenues primarily from sales of subscriptions to our web site and from sales of advertising targeted to our desirable reader demographic.

     In recent years, individuals have been taking greater control of their investments. The web has facilitated this behavioral shift by providing investors with easy access to information that was once generally available only to investment professionals. According to International Data Corporation, an independent market research firm, the number of online brokerage accounts in the United States is expected to grow from 3.5 million at the end of 1997 to 24 million at the end of 2002, with online brokers expected to manage over $1.5 trillion in assets by the end of 2002. Increasingly, this growing group of self-directed investors is seeking timely, comprehensive and trustworthy financial news and information that can help them make informed investing decisions.
     At TheStreet.com, we aim to meet the increasing demands of today's investors by providing a broad range of original financial news and in-depth anaylsis through a real-time, interactive medium. Our objective is to establish TheStreet.com as the leading and most comprehensive financial news and information destination for investors. We aim to further develop a community of loyal readers in order to build our subscription base and attract advertisers. Our strategy includes the following key elements:
o expand our web site as a comprehensive financial news and information destination;
o leverage our content to maximize revenue across a diverse customer base;
o capitalize on reader demographics desirable to advertisers;
o leverage strategic partnerships; and
o build brand awareness of TheStreet.com and our writers.

     In February 1999, The New York Times Company made an investment for a minority equity stake in TheStreet.com. Recently, we entered into memoranda of understanding with The New York Times Electronic Media Company under which we have agreed to the following proposals:

o Promotion of our web site by The New York Times to registered users of its web site;

o Indexing of our headlines on the Business section of The New York Times web site and indexing of headlines from the Business section of The New York Times web site on our web site;


o Licensing our investment tools to The New York Times; and


o Creating a jointly owned newsroom to provide continuous coverage of business news.


     In April 1999, we entered into a memorandum of understanding with News America Incorporated under which:



o News America will purchase $7.5 million of the common stock to be sold in this offering at a price per share equal to the initial public offering price;

o We will enter into an advertising agreement with News America under which we will agree to advertise on the media properties of News America and its affiliates, including Fox Entertainment Group, Inc.; and



o We will enter into a cablecast agreement with Fox News Network L.L.C. under which TheStreet.com and Fox News Network will co-produce a television show featuring TheStreet.com's brand name, editorial staff and outside contributors to be cablecast on Fox News Channel.

     Our principal executive offices are located at Two Rector Street, 14th Floor, New York, New York 10006. Our telephone number at that location is (800) 562-9571. Our web site is www.thestreet.com. The information contained on our web site is not incorporated by reference into this prospectus.

     Unless otherwise indicated, all information in this prospectus
(i) reflects the conversion of all outstanding shares of our convertible preferred stock and accumulated dividends as of March 31, 1999, into an aggregate of 4,406,129 shares of common stock upon the completion of this offering, assuming that the initial public offering price is $12.00 per share; and (ii) assumes no underwriters' exercise of the over-allotment option. See "Description of Capital Stock" and "Underwriting".

                                  THE OFFERING

     The following information assumes that the underwriters do not exercise the option granted by us to purchase additional shares in this offering. The following information excludes shares of common stock issuable upon exercise of options, which vest over certain periods of time, outstanding as of the date of this prospectus. See "Underwriting".

Common stock offered by TheStreet.com.............................  5,500,000 shares

Common stock to be outstanding after the offering.................  25,075,037 shares(1)

Nasdaq National Market symbol.....................................  "TSCM"
Use of proceeds...................................................  To provide working capital to develop new products and expand internationally, to fund
                                                                    general corporate purposes and to create a
                                                                    public market for our common stock.

------------------
(1) Based on the number of shares actually outstanding as of March 31, 1999, including 4,406,129 shares issuable upon the conversion of all our outstanding convertible preferred stock and accumulated dividends and excludes (i) shares subject to outstanding options or reserved for issuance under our amended and restated 1998 stock incentive plan and (ii) the exercise of the over-allotment option.

                             SUMMARY FINANCIAL DATA

     The following table summarizes our statement of operations. The share information gives effect to the conversion of our business from a limited liability company into a C corporation at the beginning of each period indicated. See our financial statements and the notes to those statements included elsewhere in this prospectus.


                                                                    JUNE 18, 1996
                                                                    (INCEPTION)
                                                                      THROUGH          YEAR ENDED      YEAR ENDED
                                                                    DECEMBER 31,       DECEMBER 31,    DECEMBER 31,
                                                                       1996               1997            1998
                                                                    ---------------    ------------    ------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues...................................................       $    --          $    589        $  4,623
  Gross profit (loss)............................................          (298)             (558)            668
  Loss from operations...........................................        (1,712)           (5,359)        (16,131)
  Net loss.......................................................       $(1,733)         $ (5,764)       $(16,358)
                                                                        -------          --------        --------
                                                                        -------          --------        --------
Pro forma basic and diluted net loss per share...................       $ (0.28)         $  (0.95)       $  (1.65)
                                                                        -------          --------        --------
                                                                        -------          --------        --------
Pro forma weighted average basic and diluted
  shares outstanding (1).........................................         6,086             6,086           9,923
                                                                        -------          --------        --------
                                                                        -------          --------        --------


------------------

(1) The pro forma weighted average shares outstanding give effect to the conversion of all of our outstanding convertible preferred stock and accumulated dividends as of December 31, 1998, into an aggregate of 3,998,505 shares of common stock as of December 31, 1998.


     The following table is a summary of our balance sheet as of December 31, 1998, (i) on an actual basis and (ii) on an as adjusted basis to reflect the conversion of all outstanding shares of our convertible preferred stock and accumulated dividends into shares of common stock and to give effect to the sale of the 5,500,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization".


                                                                                             DECEMBER 31, 1998
                                                                                           ----------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                           -------    -----------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.............................................................   $24,612      $83,592
  Working capital.......................................................................    22,918       81,898
  Total assets..........................................................................    27,581       86,561
  Redeemable convertible preferred stock................................................    21,107           --
  Total stockholders' equity............................................................     2,417       82,504

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. The risks described below are all the material risks facing TheStreet.com. We may also face some non-material risks which we have not discussed in the following description of our risk factors. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

                         RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT

     We commenced operations in June 1996 and launched our web site in November 1996. Accordingly, we have only a limited operating history upon which you can evaluate our business and prospects. An investor in our common stock must consider the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including web-based financial news and information companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE LOSSES WILL CONTINUE


     As of December 31, 1998, we had an accumulated deficit of $12.5 million that represented our cumulative loss from May 7, 1998, which was the date we converted to a C corporation. We have not achieved profitability and expect to continue to incur net losses in 1999 and subsequent fiscal periods. We expect to continue to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".



IF WE ARE UNABLE TO ATTRACT OR RETAIN QUALIFIED EDITORIAL STAFF AND OUTSIDE CONTRIBUTORS, OUR BUSINESS COULD BE HARMED.

      Our future success depends substantially upon the continued efforts of our editorial staff and outside contributors to produce original, timely, comprehensive and trustworthy content. Only a few of our writers are bound by employment agreements. Competition for financial journalists is intense, and we may not be able to retain existing or attract additional highly qualified writers in the future. If we lose the services of a significant number of our editorial staff and outside contributors or are unable to continue to attract additional writers with appropriate qualifications, our business, results of operations and financial condition could be materially adversely affected.

     In addition, we believe that some of our writers, including Mr. James J. Cramer and Mr. Herb Greenberg, have a large and loyal following among our readers. Mr. Cramer has an employment agreement with us that terminates in February 2003. Mr. Greenberg has an employment agreement with us that terminates in March 2001. If we lose the services of prominent members of our editorial staff, including Mr. Greenberg, or popular outside contributors, including
Mr. Cramer, a significant number of our subscribers may not renew their subscriptions or the number of our readers may decrease. A significant reduction in the number of our subscribers or readers could materially adversely affect our business, results of operations and financial condition.

INTENSE COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     An increasing number of financial news and information sources compete for consumers' and advertisers' attention and spending. We expect this competition to continue to increase. We compete for advertisers, readers, staff and outside contributors with many types of companies, including:

o online services or web sites focused on business, finance and investing, such as MarketWatch.com, The Wall Street Journal Interactive Edition and The Motley Fool;

o publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio and CNBC;

o providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, Dow Jones Markets and Bridge News Service;

o web "portal" companies, such as Yahoo! and America Online; and

o online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab and E*TRADE.

     Our ability to compete depends on many factors, including the originality, timeliness, comprehensiveness and trustworthiness of our content and that of our competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts.

     Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies (including offering their financial news for free) and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. Our competitors may develop content that is equal or superior to ours or that achieves greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for advertisers, readers, staff or outside contributors, which could materially adversely affect our business, results of operations and financial condition. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

     We also compete with other web sites, television, radio and print media for a share of advertisers' total advertising budgets. If advertisers perceive the Internet or our web site to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our web site. See
"Business--Competition".


A FAILURE TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS WITH OTHER WEB SITES COULD DECREASE OUR SUBSCRIBER AND READER BASE, WHICH MAY HARM OUR BUSINESS



     We depend on establishing and maintaining subscription distribution relationships with online financial services firms and content syndication relationships with high-traffic web sites for a significant portion of our subscriber and reader base. There is intense competition for relationships with these firms and placement on these sites, and we may have to pay significant fees to establish additional content syndication relationships or maintain existing relationships in the future. We may be unable to enter into relationships with these firms or sites on commercially reasonable terms or at all. Even if we enter into these relationships, they may not attract significant numbers of readers. Therefore, our site may not receive a significant number of additional subscribers or readers from such relationships.


     Many companies that we may approach for a strategic relationship or who already have strategic relationships with us also provide financial news and information from other sources. As a result, these companies may be reluctant to enter into or maintain strategic relationships with us. Our business, results of operations and financial condition could be materially adversely affected if we do not establish additional, and maintain existing, strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in an increase in the number of subscribers or readers of our web site.

OUR MEMORANDA OF UNDERSTANDING MAY NOT MATERIALIZE INTO FINAL AGREEMENTS


     Recently, we entered into a memorandum of understanding with each of DLJdirect, Inc., The New York Times Electronic Media Company and News America Incorporated. We cannot assure you that we will be able to execute final agreements contemplated by such memoranda on terms favorable to us or at all. See "Prospectus
Summary--TheStreet.com", "Business--Subscription Sales" and "Certain Transactions--The New York Times Investment".


POTENTIAL FLUCTUATIONS IN OUR QUARTERLY FINANCIAL RESULTS MAKE FINANCIAL FORECASTING DIFFICULT

     Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control.

     We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. Similar seasonal or other patterns may develop in our industry.

     We believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, nor would our operating results for any particular quarter be indicative of future operating results. In some future quarters our operating results may be below the expectations of public market analysts and investors. In such an event, the price of our common stock may fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

OUR FUTURE SUCCESS DEPENDS ON MAINTAINING AND INCREASING OUR SUBSCRIBER BASE

     Our future success is highly dependent on an increase in the number of readers who are willing to subscribe to online financial news and information publications. The number of Internet users willing to pay for online financial news and information may not continue to increase. If the market for subscription-based online financial news and information publications develops more slowly than we expect, our business, results of operations and financial condition could be materially adversely affected. Further, we presently offer a portion of our content for free. In the future we intend to increase the free portion of our content to increase traffic. However, this change may reduce the number of our new or renewing subscribers, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, during the fourth quarter of 1998, we began to participate in a program where our readers can receive annual subscriptions to our site by redeeming frequent flyer miles through a third-party service. While we expect the number of annual subscriptions attributable to this program to increase in the future, additional readers may not subscribe through this program. Further, while we do not expect that these subscribers will renew their subscriptions at a rate consistent with the renewal rate of our general subscriber base, it is possible that the actual renewal rate of these subscribers may be significantly lower than our expectations, which could materially adversely affect our business, results of operations and financial condition.


WE DEPEND ON OUR TOP ADVERTISERS FOR A SIGNIFICANT PORTION OF OUR ADVERTISING REVENUES, AND THE LOSS OF ONE OR MORE OF OUR TOP ADVERTISERS MAY HARM OUR BUSINESS


     In 1998, our top advertiser accounted for approximately 40%, and our top five advertisers accounted for approximately 67%, of our total advertising revenues. Our business, results of operations and financial condition could be materially adversely affected by the loss of one or more of our top advertisers. Further, if we do not continue to increase our revenue from financial services advertisers or attract advertisers from non-financial industries, our business, results of operations and financial condition could be materially adversely affected. We believe that we charge advertising rates that are among the highest of financial web sites. However, there can be no assurance that we will be able to command premium rates in the future. Further, as we increase the free portion of our site, which may command lower advertising rates than our premium sections, current advertisers may seek to switch to these less expensive areas. As is typical in the advertising industry, our advertising contracts have cancellation provisions.


FAILURE TO RETAIN AND INTEGRATE OUR ADVERTISING SALES FORCE COULD RESULT IN LOWER ADVERTISING REVENUES



     We depend on our internal advertising sales department to maintain and increase our advertising sales. As of March 31, 1999, our advertising sales department consisted of 11 employees. The success of our advertising sales department is subject to a number of risks, including the competition we face from other companies in hiring and retaining sales personnel and the length of time it takes new sales personnel to become productive. Our business, results of operations and financial condition could be materially adversely affected if we do not maintain an effective advertising sales department.



WE MAY BE UNABLE TO MANAGE OUR GROWTH, WHICH MAY HARM OUR BUSINESS


     We have experienced rapid growth in our operations. Our rapid growth has placed, and our anticipated future growth will continue to place, a significant strain on our managerial, operational and financial resources. To manage our growth, we must continue to implement and improve our managerial controls and procedures and operational and financial systems. In addition, our future success will depend on our ability to expand, train and manage our workforce, in particular our editorial, advertising sales and business development staff. As of December 31, 1998, we had a total of 100 employees, as compared to 33 employees as of December 31, 1997. We expect that the number of our employees will continue to increase for the foreseeable future. We will need to integrate these employees into our workforce successfully. We cannot assure you that we have made adequate allowances for the costs and risks associated with this expansion, that our systems, procedures or controls will be adequate to support our operations, or that our management will be able to successfully offer and expand our services. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely affected.


OUR FUTURE SUCCESS DEPENDS ON THE CONTINUED SERVICES AND EFFECTIVE INTEGRATION OF OUR KEY MANAGEMENT PERSONNEL


     Our future success depends upon the continued service of certain key management personnel. The loss of one or more of our key management personnel could materially adversely affect our business, results of operations and financial condition. In addition, we recently hired our new chief financial officer and a general counsel. These individuals will have to be integrated into our management team successfully. A few of our employees have entered into non-competition agreements with us. However, other employees may leave us and work for our competitors or start their own competing business.


UNEXPECTED INCREASES IN TRAFFIC MAY STRAIN OUR SYSTEMS


     In the past, we have experienced significant spikes in traffic on our web site when there have been important financial news events. In addition, the number of our readers has continued to increase over time and we are seeking to increase our reader base further. Accordingly, our web site must accommodate a high volume of traffic, often at unexpected times. Our web site has in the past, and may in the future, experience slower response times than usual or other problems for a variety of reasons. These occurrences could cause our readers to perceive our web site as not functioning properly and, therefore, cause them to use other methods to obtain their financial news and information. In such a case, our business, results of operations and financial condition could be materially adversely affected.


WE FACE A RISK OF SYSTEM FAILURE THAT MAY RESULT IN REDUCED TRAFFIC, REDUCED REVENUE AND HARM TO OUR REPUTATION


     Our ability to provide timely information and continuous news updates depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Similarly, our ability to track, measure and report the delivery of advertisements on our site depends on the efficient and uninterrupted operation of a third-party system, DART by DoubleClick. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. Although we do not have a formal disaster recovery plan, we are in the process of developing one. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our web site could result in reduced traffic, reduced revenue and harm to our reputation, brand and our relations with our advertisers. In February 1999, we entered into a one-year Internet-hosting agreement with Exodus Communications, Inc. to maintain all of our production servers at Exodus' New Jersey data center. Our operations depend on Exodus' ability to protect its and our systems in its data center against damage from fire, power loss, water damage, telecommunications failure, vandalism and similar unexpected adverse events. Although Exodus provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours per day, seven days per week, Exodus does not guarantee that our Internet access will be uninterrupted, error-free or secure. Any disruption in the Internet access to our web site provided by Exodus could materially adversely affect our business, results of operations and financial condition. Our insurance policies may not adequately compensate us for any losses that we may incur because of any failures in our system or interruptions in our delivery of content. Our business, results of operations and financial condition could be materially adversely affected by any event, damage or failure that interrupts or delays our operations.

DISRUPTIONS ASSOCIATED WITH MOVING OUR SUBSCRIPTION MANAGEMENT SYSTEM IN-HOUSE MAY HARM OUR BUSINESS

     Presently, our subscription management system is hosted by Starwave Corporation on its systems located in Seattle, Washington. However, during 1999 we plan to move this function to our own internal systems. It is possible that because of a variety of logistical and technical reasons we may be unable to complete this move on time or at all. Further, we may face significant technical problems in integrating our subscription management system with our internal systems or maintaining our subscription management system. These problems, should they occur, could adversely affect our ability to process online subscriptions or to convert efficiently our free-trial members to paid subscribers, which could materially adversely affect our business, results of operations and financial condition.


DIFFICULTIES ASSOCIATED WITH OUR BRAND DEVELOPMENT MAY HARM OUR ABILITY TO ATTRACT SUBSCRIBERS AND READERS


     We believe that maintaining and growing awareness about the TheStreet.com brand is an important aspect of our efforts to continue to attract subscribers and readers. The importance of brand recognition will increase in the future because of the growing number of web sites providing financial news and information. We cannot assure you that our efforts to build brand awareness will be successful.


FAILURE TO MAINTAIN OUR REPUTATION FOR TRUSTWORTHINESS MAY REDUCE THE NUMBER OF OUR READERS, WHICH MAY HARM OUR BUSINESS


     It is very important that we maintain our reputation as a trustworthy news organization. The occurrence of events, including our misreporting a news story or the non-disclosure of stock ownership by one or more of our writers in breach of our compliance policy, could harm our reputation for trustworthiness. These events could result in a significant reduction in the number of our readers, which could materially adversely affect our business, results of operations and financial condition.


POTENTIAL LIABILITY FOR INFORMATION DISPLAYED ON OUR WEB SITE MAY REQUIRE US TO DEFEND AGAINST LEGAL CLAIMS, WHICH MAY CAUSE SIGNIFICANT OPERATIONAL EXPENDITURES


     We may be subject to claims for defamation, libel, copyright or trademark infringement or based on other theories relating to the information we publish on our web site. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our web site through links to other web sites. Our insurance may not adequately protect us against these claims.


YEAR 2000 COMPLICATIONS MAY DISRUPT OUR OPERATIONS AND HARM OUR BUSINESS


     Many currently installed computer systems and software products are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they may not be able to distinguish between 20th century dates and 21st century dates. Accordingly, our customers, potential customers, vendors and strategic partners may need to upgrade their computer systems and software products to comply with applicable "Year 2000" requirements.

     Because we and our subscribers and readers are dependent, to a very substantial degree, upon the proper functioning of our and their computer systems, a failure of our or their computer systems to correctly recognize dates beyond December 31, 1999, could materially disrupt our operations or the ability of our subscribers and readers to access our web site, which could materially adversely affect our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure".


FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR BRAND-BUILDING EFFORTS AND ABILITY TO COMPETE EFFECTIVELY



     To protect our rights to our intellectual property, we rely on a combination of trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have registered our trademarks in the United States and we have pending U.S. applications for other trademarks. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially adversely affect our business, results of operations and financial condition.



WE MAY HAVE TO DEFEND AGAINST INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, WHICH MAY CAUSE SIGNIFICANT OPERATIONAL EXPENDITURES



     Although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. We incorporate licensed third-party technology in some of our services. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially adversely affect our business, results of operations and financial condition. See "Business--Intellectual Property".


DIFFICULTIES IN DEVELOPING NEW AND ENHANCED SERVICES AND FEATURES FOR OUR WEB SITE COULD HARM OUR BUSINESS


     We intend to introduce additional and enhanced services in order to retain our current readers and attract new readers. If we introduce a service that is not favorably received, our current readers may choose a competitive service over ours or fail to renew their subscriptions. We may also experience difficulties that could delay or prevent us from introducing new services. These difficulties may include the loss of, or inability to obtain or maintain, third-party technology license agreements. Furthermore, the new services we may introduce could contain errors that are discovered after these services are introduced. In these cases, we may need to significantly modify the design or implementation of such services on our web site to correct these errors. Our business, results of operations and financial condition could be materially adversely affected if we experience difficulties in introducing new services or if these new services are not accepted by our readers.

                         RISKS RELATED TO OUR INDUSTRY


OUR ABILITY TO MAINTAIN AND INCREASE OUR READER BASE DEPENDS ON THE CONTINUED GROWTH IN USE AND EFFICIENT OPERATION OF THE WEB


     The web-based information market is new and rapidly evolving. Our business would be materially adversely affected if web usage does not continue to grow or grows slowly. Web usage may be inhibited for a number of reasons, such as:

o inadequate network infrastructure;

o security concerns;

o inconsistent quality of service; and

o unavailability of cost-effective, high-speed access to the Internet.


     Our readers depend on Internet service providers, online service providers and other web site operators for access to our web site. Many of these services have experienced significant service outages in the past and could experience service outages, delays and other difficulties due to system failures unrelated to our systems. These occurrences could cause our readers to perceive the web in general or our web site in particular as an unreliable medium and, therefore, cause them to use other media to obtain their financial news and information. We also depend on a number of information providers to deliver information and data feeds to us on a timely basis. Our web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information, which could materially adversely affect our business, results of operations and financial condition.



A GENERAL DECLINE IN ONLINE ADVERTISING OR OUR INABILITY TO ADAPT TO TRENDS IN ONLINE ADVERTISING COULD HARM OUR ADVERTISING REVENUES


     No standards have been widely accepted to measure the effectiveness of web advertising. If standards do not develop, existing advertisers may not continue or increase their levels of web advertising. If standards develop and we are unable to meet these standards, advertisers may not continue advertising on our site. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the web. Our business, results of operations and financial condition could be materially adversely affected if the market for web advertising declines or develops more slowly than expected.

     Different pricing models are used to sell advertising on the web. It is difficult to predict which, if any, will emerge as the industry standard. This uncertainty makes it difficult to project our future advertising rates and revenues. We cannot assure you that we will be successful under alternative pricing models that may emerge. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a web user's computer are available. Widespread adoption of this software could materially adversely affect the commercial viability of web advertising, which could materially adversely affect our advertising revenues.

     We compete with other web sites, television, radio and print media for a share of advertisers' total advertising budgets. If advertisers perceive the web in general or our web site in particular to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to online advertising or to advertising on our web site.


GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO THE WEB COULD INCREASE OUR COSTS OF TRANSMITTING DATA AND INCREASE OUR LEGAL AND REGULATORY EXPENDITURES AND COULD DECREASE OUR READER BASE


     Existing domestic and international laws or regulations specifically regulate communications or commerce on the web. Further, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the web. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy are applicable to the web. The Federal Trade Commission and government agencies in certain states have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies chose to investigate our privacy practices. Any new laws or regulations relating to the web, or certain application or interpretation of existing laws, could decrease the growth in the use of the web, decrease the demand for our web site or otherwise materially adversely affect our business.


CONCERNS ABOUT WEB SECURITY COULD REDUCE OUR ADVERTISING REVENUES, DECREASE OUR READER BASE AND INCREASE OUR WEB SECURITY EXPENDITURES


     Concern about the transmission of confidential information over the Internet has been a significant barrier to electronic commerce and communications over the web. Any well-publicized compromise of security could deter more people from using the web or from using it to conduct transactions that involve the transmission of confidential information, such as signing up for a paid subscription, executing stock trades or purchasing goods or services. Because many of our advertisers seek to advertise on our web site to encourage people to use the web to purchase goods or services, our business, results of operations and financial condition could be materially adversely affected if Internet users significantly reduce their use of the web because of security concerns. We may also incur significant costs to protect ourselves against the threat of security breaches or to alleviate problems caused by these breaches.

                         RISKS RELATED TO THIS OFFERING

INVESTORS WILL INCUR IMMEDIATE DILUTION AND MAY EXPERIENCE FURTHER DILUTION

     The initial offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for common stock. We also have a large number of outstanding stock options to purchase the common stock with exercise prices significantly below the estimated initial public offering price of the common stock. To the extent these options are exercised, there will be further dilution. See "Dilution".

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE

     After this offering there will be outstanding 25,075,037 shares of our common stock. There will be 25,816,704 shares outstanding if the underwriters' over-allotment option is exercised in full. Of these shares, the shares sold in this offering will be freely tradeable except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining shares will be "restricted securities," subject to the volume limitations and other conditions of Rule 144 under the Securities Act.


     Our directors, executive officers, and substantially all of our current stockholders and optionholders have agreed, subject to certain limited exceptions, for a period of 180 days after the date of this prospectus, that they will not, without the prior written consent of Goldman, Sachs & Co., directly or indirectly, offer to sell, sell or otherwise dispose of any shares of common stock. After the first anniversary of this offering, some holders of common stock will have the right to request the registration of their shares under the Securities Act. Upon the effectiveness of the registration statement, all shares covered by the registration statement will be freely transferable. In addition, following the completion of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering 4,400,000 shares of common stock reserved for issuance under the amended and restated 1998 stock incentive plan. This registration statement will automatically become effective upon filing. As of March 31, 1999, options to purchase 2,632,321 shares of common stock were issued and outstanding, of which 142,667 shares have vested. These vested shares include 83,333 shares that may be sold by Mr.
Kevin English in thise offering if the underwriters exercise their overallotment option. Subject to the exercise of the issued and outstanding options, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately after the 180-day lock-up agreements expire. See "Underwriting", "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale".


     We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will materially adversely affect the market price for our common stock or our ability to raise capital by offering equity securities. See "Shares Eligible for Future Sale" and "Underwriting".

CONTROL BY PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS COULD ADVERSELY AFFECT OUR STOCKHOLDERS

     Upon completion of this offering, our officers, directors and greater-than-five-percent stockholders (and their affiliates) will, in the aggregate, beneficially own approximately 62.7% (61.0% if the underwriters' over-allotment option is exercised in full) of the outstanding common stock. As a result, these persons, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could materially adversely affect the market price of the common stock. See "Management" and "Principal Stockholders".

POSSIBLE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT OUR STOCKHOLDERS

     We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. Investors may not be able to resell their shares at or above the initial public offering price. See "Underwriting".

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could materially adversely affect our business, results of operations and financial condition.


OUR MANAGEMENT HAS BROAD DISCRETION AS TO USE OF PROCEEDS FROM THIS OFFERING, WHICH WE MAY NOT USE EFFECTIVELY


     Our management will have broad discretion in how we use the net proceeds of this offering. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. See "Use of Proceeds".

ANTI-TAKEOVER PROVISIONS COULD PREVENT OR DELAY A CHANGE OF CONTROL

     Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock".

WE DO NOT INTEND TO PAY DIVIDENDS

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy".

                    FORWARD LOOKING STATEMENTS; MARKET DATA



     This prospectus contains certain "forward-looking statements" based on our current expectations, assumptions, estimates and projections about TheStreet.com and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of factors more fully described in this section and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.



     This prospectus contains market data related to TheStreet.com and the Internet. This data has been included in the studies published by the Internet market research firms of International Data Corporation and Forrester Research, Inc. This market data includes projections that are based on a number of assumptions. These assumptions include that:


o no catastrophic failure of the Internet will occur;

o the number of people online and the total number of hours spent online will increase significantly over the next five years;

o the value of online advertising dollars spent per online user hour will increase; and

o Internet security and privacy concerns will be adequately addressed.

     If any one or more of these assumptions turns out to be incorrect, actual results may differ materially from the projections based on these assumptions.

                                USE OF PROCEEDS


     We estimate that the net proceeds to us from the sale of the 5,500,000 shares of common stock offered by this prospectus will be approximately $58,980,000 ($67,257,000 if the underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $12.00 per share and, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. As of the date of this prospectus, we have not made any specific expenditure plans with respect to the proceeds of this offering. Therefore, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of the offering. Accordingly, our management will have broad discretion in the application of the net proceeds.


     The principal purposes of this offering are to provide working capital to develop new products and expand internationally, to fund general corporate purposes, to create a public market for our common stock and to facilitate our future access to the public capital markets. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, services or products. However, we currently have no commitments or agreements with respect to any such transactions.

     Pending such uses, the net proceeds will be invested in short-term investment-grade instruments, certificates or deposit or direct or guaranteed obligations of the U.S. government.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock for the foreseeable future.

                             CORPORATE INFORMATION

     We were formed in Delaware on June 18, 1996 as TheStreet.com, L.L.C. and we converted into TheStreet.com, Inc., a Delaware corporation, on May 7, 1998. References in this prospectus to "TheStreet.com", "we", "us" and "our" refer to TheStreet.com, Inc. and our predecessor, TheStreet.com, L.L.C.

     WRONG! is a registered trademark of TheStreet.com. TSC, TheStreet.com, TheStreet, the TSC logo and TheStreet.com logo are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                 CAPITALIZATION

     The following table sets forth the capitalization of TheStreet.com as of December 31, 1998:

 (i) on an actual basis;

(ii) on a pro forma basis to reflect the conversion of all outstanding shares of our convertible preferred stock and accumulated dividends into shares of common stock; and


(iii) on a pro forma as adjusted basis to give effect to the sale of the 5,500,000 shares of common stock offered by this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses that we will pay assuming an initial public offering price of $12.00 per share.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to those statements included elsewhere in this prospectus.


                                                                                       DECEMBER 31, 1998
                                                                                 ------------------------------
                                                                                                         PRO
                                                                                              PRO      FORMA AS
                                                                                 ACTUAL      FORMA     ADJUSTED
                                                                                 -------    -------    --------
                                                                                  (IN THOUSANDS, EXCEPT SHARE
                                                                                             DATA)
Long-term debt................................................................   $    --    $    --    $     --
                                                                                 -------    -------    --------
  Redeemable Convertible Series B 9 1/2% Cumulative Preferred Stock, $0.01 par
     value, 345,366 shares issued and outstanding, actual; none pro forma and
     pro forma as adjusted....................................................    21,107         --          --
                                                                                 -------    -------    --------
Stockholders' equity:
Common Stock, $0.01 par value, 100,000,000 shares authorized; 13,763,838 shares issued and outstanding, actual; 17,762,343 pro forma and 23,262,343
  pro forma as adjusted(1)....................................................       138        178         233
Convertible Preferred Stock -
  Series A 9 1/2% Cumulative Preferred Stock, $0.01 par value, 118,441 shares issued and outstanding, actual; none pro forma and pro forma as
     adjusted.................................................................         1         --          --
  Series C Preferred Stock, $0.01 par value, 1,500 shares issued and
     outstanding, actual; none pro forma and pro forma as adjusted............        --         --          --
Additional paid-in capital....................................................    16,349     37,417      96,342
Deferred compensation.........................................................    (1,578)    (1,578)     (1,578)
Accumulated deficit...........................................................   (12,493)   (12,493)    (12,493)
                                                                                 -------    -------    --------
Total stockholders' equity....................................................     2,417     23,524      82,504
                                                                                 -------    -------    --------
  Total capitalization........................................................   $23,524    $23,524    $ 82,504
                                                                                 -------    -------    --------
                                                                                 -------    -------    --------


------------------

(1) Excludes (i) 1,497,286 shares of common stock issuable upon the exercise of options then outstanding under our amended and restated 1998 stock incentive plan of which 50,167 are vested as of December 31, 1998, and (ii) an aggregate of 1,029,986 additional shares reserved for issuance as of December 31, 1998. In March 1999, we increased the number of shares reserved for issuance under our amended and restated 1998 stock incentive plan from 2,527,272 to 4,400,000. See "Management--1998 Stock Incentive Plan".

                                    DILUTION

     The pro forma net tangible book value of TheStreet.com as of December 31, 1998 was approximately $23,524,000, or $1.32 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma shares of common stock outstanding as of December 31, 1998 after giving effect to the conversion of all outstanding shares of our convertible preferred stock and accumulated dividends. After giving effect to the issuance and sale of the 5,500,000 shares of common stock offered in this offering, after deducting underwriting discount and commissions and estimated offering expenses that we will pay assuming an initial public offering price of $12.00 per share, the pro forma net tangible book value of TheStreet.com as of December 31, 1998 would have been $82,504,000 million, or $3.54 per share. This represents an immediate increase in pro forma net tangible book value of $2.22 per share to existing stockholders and an immediate dilution of $3.54 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.............................................................      $12.00
     Pro forma net tangible book value per share at December 31, 1998........................  $1.32
     Increase in pro forma net tangible book value per share attributable to new investors...   2.22
Pro forma net tangible book value per share after offering..........................................        3.54
                                                                                                          ------
Dilution per share to new investors.................................................................      $ 8.46
                                                                                                          ------
                                                                                                          ------

     The following table summarizes, on a pro forma basis, as of December 31, 1998, the differences between the number of shares of common stock purchased from TheStreet.com, the aggregate cash consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering:

                                                SHARES PURCHASED         TOTAL CONSIDERATION
                                              ---------------------    -----------------------    AVERAGE PRICE
                                                NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                              ----------    -------    ------------    -------    -------------
Existing stockholders......................   17,762,343      76.36%   $ 47,249,000      41.72%      $  2.66
New investors..............................    5,500,000      23.64      66,000,000      58.28         12.00
                                              ----------    -------    ------------    -------
       Total...............................   23,262,343     100.00%   $113,249,000     100.00%
                                              ----------    -------    ------------    -------
                                              ----------    -------    ------------    -------

     The foregoing discussion and table assumes no exercise of any stock options outstanding at December 31, 1998. As of December 31, 1998, there were
1,497,286
options outstanding to purchase common stock. To the extent that any of these options are exercised, there will be further dilution to the new investors.

                            SELECTED FINANCIAL DATA

     The following selected financial data is qualified by reference to, and should be read in conjunction with, our financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected statement of operations data presented below for the period from June 18, 1996 (inception) through December 31, 1996 and the years ended
December 31, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998 are derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in the prospectus. The balance sheet data as of December 31, 1996 has been derived from our audited financial statements not included in this prospectus.


                                                       JUNE 18, 1996
                                                        (INCEPTION)
                                                          THROUGH           YEAR ENDED          YEAR ENDED
                                                       DECEMBER 31, 1996   DECEMBER 31, 1997       DECEMBER 31, 1998
                                                       -----------------   -----------------   -----------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Advertising..........................................     $      --           $   118            $   2,544
  Subscription.........................................            --               321                1,686
  Other................................................            --               150                  393
                                                           ---------            -------            ---------
     Total net revenues................................            --               589                4,623
Cost of revenues.......................................           298             1,147                3,955
                                                           ---------            -------            ---------
     Gross profit......................................          (298)             (558)                 668
Operating expenses:
  Product development..................................           469               402                2,346
  Sales and marketing..................................           397             2,189                9,205
  General and administrative...........................           548             2,210                5,158
  Noncash compensation expense.........................            --                --                   90
                                                           ---------            -------            ---------
     Total operating expenses..........................         1,414             4,801               16,799
                                                           ---------            -------            ---------
     Loss from operations..............................        (1,712)           (5,359)             (16,131)
Interest expense, net..................................            21               405                  227
                                                           ---------            -------            ---------
     Loss before provision for income taxes............        (1,733)           (5,764)             (16,358)
Provision for income taxes(1)..........................            --                --                   --
                                                           ---------            -------            ---------
     Net loss..........................................     $  (1,733)          $(5,764)           $ (16,358)
                                                           ---------            -------            ---------
                                                           ---------            -------            ---------
Pro forma basic and diluted net loss per share.........     $   (0.28)          $ (0.95)           $   (1.65)
                                                           ---------            -------            ---------
                                                           ---------            -------            ---------
Pro forma weighted average basic and diluted shares
  outstanding(2).......................................         6,086             6,086                9,923
                                                           ---------            -------            ---------
                                                           ---------            -------            ---------

                                                                                           DECEMBER 31,
                                                                                   -----------------------------
                                                                                    1996       1997       1998
                                                                                   -------    -------    -------
                                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......................................................   $    18    $   157    $24,612
Working capital (deficit).......................................................      (253)    (1,343)    22,918
Total assets....................................................................       305        911     27,581
Long-term debt, less current maturities.........................................     1,357      6,335         --
Redeemable convertible preferred stock..........................................        --         --     21,107
Total stockholders' equity (deficit)............................................    (1,433)    (7,157)     2,417


------------------

(1) Prior to May 7, 1998, we were a limited liability company and as a result were treated as a partnership for both Federal and state income tax purposes. Upon conversion to a C corporation, we applied the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Had SFAS 109 been applied for all periods from inception, the deferred tax asset generated, primarily from net operating loss carryforwards, would have been offset by a full valuation allowance.



(2) The pro forma weighted average shares outstanding give effect to the conversion of all of our outstanding convertible preferred stock and accumulated dividends as of December 31, 1998, into an aggregate of 3,998,505 shares of common stock upon the completion of this offering.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the notes to those statements which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors".

                                    OVERVIEW


     TheStreet.com is a leading web-based provider of original, timely, comprehensive and trustworthy financial news, commentary and information aimed at helping readers make informed investment decisions. TheStreet.com combines the most important qualities of traditional print journalism--accuracy, intelligence, fairness, and wit--with the web's advantages as a financial news medium--timeliness, interactivity and global distribution. With a staff of more than 50 professional reporters and editors, together with two dozen outside contributors, we update our site with approximately 40 original stories throughout each business day and with many additional features on weekends. During 1998, our subscriber base grew more than 380% to approximately 32,000 at the end of the year; as of March 31, 1999, we had over 51,000 subscribers.


     We were originally organized in June 1996 as a limited liability company funded by our co-founders, Mr. James J. Cramer and Dr. Martin Peretz. During 1996, we hired our first reporters and began publishing in November of that year. In August 1997, we launched our high-capacity web site hosted by Starwave Corporation. Our coverage of the stock market during its turmoil in October 1997 increased our traffic significantly. In October 1998, we hired Mr. Kevin English as our chief executive officer and president.


     We derive our revenues from retail and professional subscriptions, advertising and other sources, including content syndication fees. We offer both monthly and annual subscriptions at current regular prices of $9.95 and $99.95, respectively. From time to time, we offer seasonal and special discounts and promotions. Substantially all our retail subscribers pay by credit card. Monthly subscriptions are automatically renewed and annual subscribers are notified by email three to four weeks prior to the expiration date of their subscriptions. Unless these annual subscribers elect to cancel, they too are renewed automatically, although they have the option to cancel during the 30 days following their renewal date. During the last six months, approximately 85% of our annual subscribers whose subscriptions came up for renewal, and 97% of our monthly subscribers, renewed their subscriptions. We also enter into subscription distribution agreements with third parties, such as E*TRADE, that purchase subscriptions to our service for certain of their members or subscribers. We recognize the revenue for customers ratably over the period of the subscription. We treat the payment for the unused portion of the subscription as deferred revenue. See "Business--Subscription Sales".



     Our subscriber base continued to grow through 1998, from a base of approximately 6,700 at the end of December 1997 to approximately 32,000 at the end of December 1998 and to over 51,000 as of March 31, 1999. In 1998, we established a Professional Markets group to make enterprise-wide sales to financial services companies. Approximately 2,400 of our subscribers at the end of 1998 were the result of corporate sales to financial services firms. During the fourth quarter of 1998, we initiated a marketing program where individuals can receive annual subscriptions to TheStreet.com by redeeming frequent flyer miles. We do not receive any revenues from these subscribers for their initial annual subscriptions. Rather, we pay a third-party service a nominal amount per subscriber to participate in this program. As a result of this program, we received 5,500 new annual subscriptions during the fourth quarter of 1998. During 1999, we expect to continue using a variety of marketing programs, including non-revenue generating program like this one, to help build our subscriber base.


     Subscription revenues represent customer subscriptions that provide full access to our financial news, commentary and information. Subscriptions are generally charged to customers' credit cards or are charged directly to companies that subscribe. These subscriptions are generally billed in advance on a monthly, quarterly or annual basis. Deferred revenue relates to subscription fees for which amounts have been collected but for which revenue has not been recognized.

     Advertising revenue, derived from the sale of sponsorships and of banner and email advertisements, is recognized ratably over the period advertising is displayed, provided that no significant company obligations remain and collection of the resulting receivable is probable.

     We established a Professional Markets group in 1998 to sell our service to institutions on an enterprise-wide basis. During 1998 and 1999, this Professional Markets group entered into agreements with 16 financial institutions, including PaineWebber, BT Alex. Brown, Fidelity and Deutsche Bank, to provide each of them with our content delivered according to their transmission needs. The agreements entered into by our Professional Markets group are typically one year in duration. We recognize revenues derived from these agreements ratably over the term of the agreement.

     Our cost of revenues is made up of editorial staff costs, outside contributor fees and content licensing fees. Since these are expected to increase more slowly than our revenues, we believe that our gross margins will increase as our revenues increase.

     Our product development expenses are also largely fixed, though there are some variable costs related to increasing the capacity of our web site. The largest element of our sales and marketing expenses represents marketing costs for new subscriber acquisition, which are closely tied to our subscription growth.

     We have only a limited operating history upon which you can evaluate our business and prospects. We have not achieved profitability, and expect to continue to incur net losses in 1999 and subsequent fiscal periods. We expect to continue to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. We believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, nor would our operating results for any particular quarter be indicative of future operating results.




                             RESULTS OF OPERATIONS


NET REVENUES

     SUBSCRIPTION REVENUES. Net subscription revenues are derived from annual and monthly subscriptions. We calculate net subscription revenues by deducting from gross revenues cancellation chargebacks and any refunds. During 1998, these chargebacks and refunds accounted for approximately 2% of total subscription revenues. During 1997, net subscription revenues were $321,000. Substantially all of these revenues related to monthly subscriptions. Net subscription revenues increased to $1,686,000 in 1998 because of the growth in our subscriber base. In 1998, approximately 46% of our net subscription revenue was derived from annual subscriptions.

     ADVERTISING REVENUES. Advertising revenues are derived from sponsorship arrangements and from the delivery of banner and email advertisements. During 1997, our advertising revenues were $118,000, all of which were derived from the delivery of banner advertisements as a result of monthly advertising agreements. Advertising revenues increased from $118,000 in 1997 to $2,544,000 in 1998 because we began to sell sponsorships and increased our sales of banner and email advertisements. During 1998, 65% of our advertising revenues were derived from sponsorship contracts.

     OTHER REVENUES. Other revenues consist primarily of content syndication fees. In 1997, our other revenues consisted entirely of revenues derived from a syndication and hosting partnership with ABCNEWS.com and

Starwave (an affiliate of ABCNEWS.com). As part of this arrangement, we agreed to syndicate a portion of our news content to ABCNEWS.com in return for technology and hosting services from Starwave. During 1998, $300,000 of our other revenues were derived from this agreement. We expect that the revenues and associated product development expenses incurred in connection with this arrangement will cease once our internal subscription management system becomes operational. See "Business--Infrastructure, Operations and Technology".

COST OF REVENUES

     Cost of revenues includes compensation and benefits for editorial staff, fees paid to outside contributors and content licensing fees payable to content providers. Cost of revenues increased from $298,000 in 1996 to $1,147,000 in 1997 and to $3,955,000 in 1998, primarily as a result of the growth of our editorial staff from 10 at the end of 1996 to 21 at the end of 1997 and to 53 at the end of 1998. Our cost of revenues is expected to increase on an absolute dollar basis in 1999 because of the expansion of our editorial staff, increased fees paid to outside contributors and increased licensing fees, but it is expected to decrease as a percentage of revenues.

PRODUCT DEVELOPMENT EXPENSES

     Product development expenses include compensation and benefits for software developers, expenses for contract programmers and developers, and communications lines, computer equipment and other technology costs. Product development expenses decreased from $469,000 in 1996, to $402,000 in 1997 and then increased to $2,346,000 in 1998 primarily as a result of the development of our original site in 1996 and the construction of our new site during 1998. We increased our technology headcount from one person at the end of 1996 to three at the end of 1997 to 13 at the end of 1998. All product development costs are expensed as incurred. We intend to increase our product development expenditures in 1999 to introduce our own subscription management system and to further enhance the programming on the web site. These expenses may fluctuate as a percentage of revenue over time depending on the projects undertaken.

SALES AND MARKETING EXPENSES

     Sales and marketing expenses consist primarily of advertising and promotion on television, online and in print; advertising commissions; promotional materials; and compensation, benefits and sales commissions to our direct sales force. Sales and marketing expenses increased from $397,000 in 1996 to $2,189,000 in 1997 and to $9,205,000 in 1998 primarily due to the commencement of marketing initiatives in 1997 and to a significant advertising campaign in the first half of 1998. In 1999, we anticipate hiring additional sales and marketing staff and incurring additional costs related to advertising and promotion on television, online and in print. As a result, our sales and marketing expenses are expected to increase on an absolute dollar basis in 1999, but they are expected to decrease as a percentage of revenues.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel, occupancy costs, professional fees, depreciation and other office expenses. General and administrative expenses increased from $548,000 in 1996 to $2,210,000 in 1997 and to $5,158,000 in 1998 primarily as a result of increased finance and administration costs to support the growth of our business and higher rent payments to accommodate the increase in staff. The finance and administration costs increased from $170,000 in 1996 to $807,000 in 1997 and to $2,834,000 in
in 1998. The rent costs increased from $35,000 in 1996 to $157,000 in 1997 and to $442,000 in 1998. We anticipate hiring additional personnel and incurring additional costs related to our being a public company, including introducing investor relations programs, increasing professional service fees and increasing directors and officers liability insurance premiums. Accordingly, our general and administrative expenses are expected to increase on an absolute dollar basis in 1999 but are expected to decrease as a percentage of revenues.

NONCASH COMPENSATION EXPENSE



     During 1998 and the first quarter of 1999, we granted options to purchase shares of common stock at exercise prices that were less than the fair market value of the underlying shares of common stock. This will result in noncash compensation expense over the period that these specific options vest. We estimate this expense will be approximately $2.9 million for the year ended December 31, 1999. During 1998, we recorded $90,000 noncash compensation expense related to these options. The remaining noncash compensation expense beyond 1999 is currently estimated to be $7.9 million.



INTEREST EXPENSE, NET


     Interest expense consists primarily of interest on loans to TheStreet.com, L.L.C. from its members and another lender that were converted into equity in May 1998. Interest income consists primarily of interest income from excess cash balances invested in short-term investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. In 1996, net interest expense was $21,000. It increased to $405,000 in 1997 because of the growth in the members' loan balances. In 1998, the interest on these loans was $383,000 from the beginning of the year to May 1998, when the loans and remaining accrued interest were converted into equity of TheStreet.com, Inc. An additional $5,000 of interest expense was recorded in 1998 for a bank loan. There was no interest income in 1996 or 1997. In 1998, interest income was $161,000.

INCOME TAXES

     No benefit for Federal and state income taxes is reported in the financial statements, as we had elected to be taxed as a partnership prior to May 7, 1998, at which time we converted to a C corporation. Therefore, for the periods presented through May 7, 1998, the Federal and state tax effects of the tax losses were recorded by the members of the TheStreet.com, L.L.C. in their respective income tax returns. Subsequent to our conversion to a C corporation, we have accounted for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Had we applied the provisions of SFAS 109 for the period from inception, the deferred tax asset generated, primarily from net operating loss carryforwards, would have been offset by a full valuation allowance.

                           QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth, for the periods presented, certain data from our statements of operations. The statement of operations data has been derived from our financial statements, which, in our management's opinion, have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the audited financial statements and notes to those statements included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.


                                                                    THREE MONTHS ENDED
                                        --------------------------------------------------------------------------
                                        MARCH 31, 1998    JUNE 30, 1998    SEPTEMBER 30, 1998    DECEMBER 31, 1998
                                        --------------    -------------    ------------------    -----------------
                                                                      (IN THOUSANDS)
Net revenues:
  Advertising........................      $    574          $   586            $    575              $   809
  Subscription.......................           259              448                 438                  541
  Other..............................            85               82                 105                  121
                                           --------          -------            --------              -------
  Total net revenues.................           918            1,116               1,118                1,471
Cost of revenues.....................           646              844               1,077                1,388
                                           --------          -------            --------              -------
  Gross profit.......................           272              272                  41                   83
                                           --------          -------            --------              -------
Operating expenses:
  Product development................           137              205                 444                1,560
  Sales and marketing................         2,570            3,849               1,535                1,251
  General and administrative.........           779            1,009               1,313                2,057
  Noncash compensation expense.......            --               14                  26                   50
                                           --------          -------            --------              -------
  Total operating expenses...........         3,486            5,077               3,318                4,918
                                           --------          -------            --------              -------
Loss from operations.................        (3,214)          (4,805)             (3,277)              (4,835)
Interest income (expense), net.......          (257)             (77)                 76                   31
                                           --------          -------            --------              -------
Net loss.............................      ($ 3,471)         ($4,882)           ($ 3,201)             ($4,804)
                                           --------          -------            --------              -------
                                           --------          -------            --------              -------


     Product development expenses increased significantly in the fourth quarter as a result of the consulting, hardware and software costs associated with building our new hosting and content management systems and our new web site. Sales and marketing expenses were greater in the first two quarters of 1998 compared to the last two quarters primarily as a result of an aggressive television advertising campaign. Subsequent to this campaign, quarterly advertising costs declined as a percentage of quarterly revenues. General and administrative expenses increased in the fourth quarter primarily as a result of the growth in general management, professional services and infrastructure costs.

                        LIQUIDITY AND CAPITAL RESOURCES

     From inception on June 18, 1996 through April 1998, we funded our operations primarily from investments and loans from Mr. Cramer and Dr. Peretz and a loan from a third party. The loans and accrued interest were converted into equity as part of the May 1998 private placement and, since then, we have funded our operations primarily from the sale of equity securities and from cash received from the sale of subscriptions and advertising. In May 1998, we raised approximately $10 million in a private placement. In December 1998, we raised approximately $25 million in a second private placement. As of December 31, 1998, we had working capital of $22.9 million available to us. See "Certain Transactions--1998 Private Placements".

     Cash used in operating activities was $15.8 million in 1998 compared to $4.4 million in 1997 and $1.4 million for the period from June 18, 1996 (inception) to December 31, 1996. Significant uses of cash in operations that led to the net operating loss in 1998 include costs associated with our marketing initiatives, technology development and increased staffing in our editorial and business operations.

     Cash provided by financing activities was $40.6 million in 1998 compared to $5.0 million in 1997 and $1.6 million for the period from June 18, 1996 (inception) through December 31, 1996. In 1996 and 1997, the amounts represented loans and investments from the founders. In 1998, they consisted primarily of net proceeds from the private placement of equity securities in May and December 1998.

     In September 1998, we entered into a sale and leaseback transaction with Leasing Technologies International Inc. for substantially all of our fixed assets, including fixtures and fittings, telephone equipment and office equipment. Since that date, we have financed substantially all of our fixed asset purchases through an operating lease. Capital expenditures were $334,000 in 1998, $490,000 in 1997 and $173,000 for the period from June 18, 1996
(inception) through December 31, 1996. We did not have any commitments for capital expenditures at December 31, 1998. As of December 31, 1998, we had commitments under non-cancellable operating leases of $2.3 million for 1999.

     We also have a revolving working capital line of credit of $2.0 million from Imperial Bank, secured against certain accounts receivable held by us, that carries interest at the bank's prime lending rate. As of December 31, 1998, approximately $3,000 was outstanding under this line of credit.


     We believe that the net proceeds from this offering, together with our current cash, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months following the offering. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may need to raise additional funds through public or private financings, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to us, or at all. Strategic relationships, if necessary to raise additional funds, may require us to provide rights to certain of our content. The failure to raise capital when needed could materially adversely affect our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of the common stock.


                         YEAR 2000 READINESS DISCLOSURE

OUR STATE OF READINESS

     We have defined Year 2000 compliance as follows:

    Information technology ("IT") time and date data processes, including, but not limited to, calculating, comparing and sequencing data from, into and between the 20th and 21st centuries contained in our products and services, and our non-IT systems, will function accurately, continuously and without degradation in performance and without requiring intervention or modification in any manner that will or could materially adversely affect the performance of such products or the delivery of such services as applicable at any time hereafter.

     We have substantially completed the process of determining the Year 2000 readiness of our IT systems, which include the hardware and software necessary to provide and deliver our service, and of our non-IT systems, except for our telephone systems which we expect to replace before the end of this year. TheStreet.com's assessment plan consists of the following steps:

          (i) evaluating our date dependent code, software and hardware and evaluating external dependencies;

          (ii) quality assurance testing of our internally-developed proprietary software and systems;

          (iii) obtaining assurances or warranties from third-party vendors and licensors of material hardware, software and services that are related to the delivery of our services; and

          (iv) evaluating the need for, and preparing and implementing if required, a contingency plan.

     To date, our assessment has determined that our material internally developed software and systems are Year 2000 compliant and our material hardware, software and service vendors have informed us that the products we are using to support our services are Year 2000 compliant. Our hosting service, Exodus Communications, has represented to us that its systems are Year 2000 compliant. All material commercial software on which we depend is either Year 2000 compliant or will be upgraded to be compliant in the normal course of business through upgrades or installation of software patches. Substantially all hardware used in our network operations and office operations has been certified as Year 2000 compliant by our vendors. We expect to be moving from our present facilities in 1999, and, therefore, we have not asked for assurances from our current landlord on the Year 2000 compliance of our existing facilities.

THE COSTS TO ADDRESS YEAR 2000 ISSUES


     We have incurred $17,000 in costs in connection with our Year 2000 compliance efforts since inception through December 31, 1998. We expect to incur approximately $25,000 in additional costs to make our systems Year 2000 compliant by mid-1999, which will be expensed as incurred.


     We are not currently aware of any material operational issues or costs associated with preparing our systems for the Year 2000. Nonetheless, we may experience material unexpected costs caused by undetected errors or defects in the technology used in our systems or because of the failure of a material vendor to be Year 2000 compliant.

RISKS ASSOCIATED WITH YEAR 2000 ISSUES

     Notwithstanding our Year 2000 compliance efforts, the failure of a material system or vendor, or the Internet generally, to be Year 2000 compliant could harm the operation of our systems or prevent or delay the delivery of our services being offered through us, or have other unforeseen, material adverse consequences to us.

     We are also subject to external Year 2000-related failures or disruptions that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions. All of these factors could materially adversely affect our business, results of operations and financial condition.

CONTINGENCY PLANS

     We have not yet developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 compliance. The cost of developing and implementing such a plan, if necessary, could be material.

                        RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes new standards for the way companies report information about operating segments in annual financial statements. The disclosures prescribed by SFAS 131 are effective for the year ending December 31, 1998. We do not believe we operate in more than one segment.

                                    BUSINESS

                                    OVERVIEW


     TheStreet.com is a leading web-based provider of original, timely, comprehensive and trustworthy financial news, commentary and information aimed at helping readers make informed investment decisions. TheStreet.com combines the most important qualities of traditional print journalism--accuracy, intelligence, fairness and wit--with the web's advantages as a financial news medium--timeliness, interactivity and global distribution. With a staff of more than 50 professional reporters and editors, together with two dozen outside contributors, we update our site with approximately 40 original stories throughout each business day and with many additional features on weekends. Trained at the nation's leading financial news organizations, our journalists produce quality news coverage and in-depth analysis in a real-time, interactive medium ideally suited to the needs of today's investors. We have developed a community of loyal readers who turn to TheStreet.com for their financial and investing news and information needs. During 1998, our subscriber base grew more than 380% to approximately 32,000 at the end of the year; as of March 31, 1999, we had over 51,000 subscribers.


     We derive our revenues primarily from the sale of subscriptions to our web site and from advertising sales. To build brand awareness, increase traffic and create a ready source of potential subscribers, we aggressively promote our site and provide a portion of our content for free. We seek to maximize our revenue per reader--both paying subscribers and free users--by selling advertisements on all areas of our site. Our financially oriented readers comprise an upscale demographic that is desirable to advertisers, enabling us to charge advertising rates that we believe to be among the highest of financial web sites. We believe we are well positioned for significant growth in both subscription and advertising sales as the market for online financial news and information continues to expand.

                              INDUSTRY BACKGROUND

     The web has rapidly established itself as an effective means for investors to manage their portfolios, research investments and trade securities. At the same time, individuals have been taking greater control of their investments by directly researching information on investments, tracking their portfolios, purchasing no-load mutual funds and playing a more proactive role in their relationships with financial advisors. The web has facilitated these behavioral shifts by providing investors with easy access to information that was once generally available only to investment professionals, such as timely market news, intra-day and historical quotes, charts, SEC filings and analysts' earnings estimates. According to International Data Corporation, the number of online brokerage accounts in the United States is expected to grow from
3.5 million at the end of 1997 to 24 million at the end of 2002, with online brokers expected to manage over $1.5 trillion in assets by the end of 2002. Similarly, investors in Europe are beginning to play a more proactive role in managing their finances, according to a November 1998 Forrester Research report.

     Increasingly, this growing group of self-directed investors is seeking timely, comprehensive and trustworthy financial news and information that can help them make informed investing decisions. Many existing financial news sources, however, fail to meet this need. Traditional print publications, constrained by publication cycles of days or even months, are limited in their ability to keep pace with financial markets. Television provides a measure of timeliness but generally lacks depth of analysis. In addition, viewers are subject to television's predetermined schedules. On the web, some news and information sources offer little disclosure about their background and any conflicts of interest, potentially rendering their information untrustworthy. Some online news outlets do little more than republish stories that have already appeared in their affiliated print publications and many simply aggregate stories from disparate news and press release wires without supplying the original insight, analysis and point of view that comes from independent reporting. Other financial sites offer stock quotes, charts and other investment tools, but provide limited financial news.

     The democratization of Wall Street represents a significant opportunity for a financial news, commentary and information web site that combines the depth of coverage of traditional media with the immediacy and interactivity of the web. We believe that as the audience for investment news grows both in the United States and abroad, we are poised to become the leading source worldwide for original, timely, comprehensive and trustworthy financial news, commentary and information.

                             THESTREET.COM SOLUTION

     At TheStreet.com, we aim to meet the increasing demands of today's investors. Our large and experienced news organization provides a broad range of original financial news and in-depth analysis to our readers through a real-time, interactive medium. We complement this news and analysis with compelling commentary by well-known writers, including James J. Cramer, Herb Greenberg, Brenda Buttner and Jim Seymour. We believe this combination of coverage and commentary, together with our community features and investment tools, provides a solution for the shortcomings of existing financial news sources by combining the best attributes of each:

o ORIGINAL. Our stories are written by our staffers, for our web site. They are not merely aggregated from other online sources, nor are they originally prepared for another medium and simply re-purposed for the web.

o TIMELY. Our focused reporters continuously track and investigate the latest financial news. We update our web site dozens of times throughout the business day to keep our readers abreast of developing news stories.

o COMPREHENSIVE. We seek to achieve both depth and breadth of coverage. We aim to provide in-depth analysis that is more valuable to investors than a broadcast sound bite or a wire-service dispatch. We offer a broad range of content, community features and investment tools to meet the needs of a variety of individuals, from active investors to buy-and-hold stock purchasers to first-time Roth IRA contributors.

o TRUSTWORTHY. We aim to uphold the highest ethical and journalistic standards, striving to ensure that our stories are accurate, reliable and fair, and that staff members and outside contributors adhere to our rigorous disclosure and conflict-of-interest policy.


     We believe our approach is effective. During 1998, our subscriber base grew more than 380% to approximately 32,000 at the end of the year; as of March 31, 1999, we had over 51,000 subscribers.


                                    STRATEGY

     Our objective is to establish TheStreet.com as the leading and most comprehensive financial news and information destination for investors. We aim to further develop a loyal community of readers in order to build our subscription base and attract advertisers. Our strategy includes the following key elements:

EXPAND OUR WEB SITE AS A COMPREHENSIVE FINANCIAL NEWS AND INFORMATION
DESTINATION

     We are building upon our comprehensive offerings so that readers can satisfy all of their financial and investing news and information needs without leaving our web site. For example, we are expanding our coverage of international markets, adding new community features such as message boards and enhancing the sophistication of our investment tools with offerings like real-time stock quotes. Through continued additions like these, we aim to give investors an informative, robust and entertaining user experience.

LEVERAGE OUR CONTENT TO MAXIMIZE REVENUE ACROSS A DIVERSE CUSTOMER BASE

     To leverage our content across and derive greater revenues from a wider audience, we offer various levels of access to our content at different price points. We currently offer free content as well as paid premium content and in the future plan to add more customized offerings for both retail and professional investors. Free content builds our brand, increases traffic, broadens our base of prospective subscribers and expands opportunities for advertising revenues. Our premium content offering includes a wide variety of breaking news, analysis, commentary and investment tools.

     We are developing specialized, higher-priced products for both retail investors and financial professionals. To satisfy retail investors' demand for the customized delivery of content, we plan to add additional services such as increased personalization. We further believe that financial professionals represent a significant market opportunity for subscriptions and advertising revenue. We have built a sales group to target that audience through enterprise-wide sales and plan to develop specialized content for professionals. We believe these additions to our product line will allow us to maximize both our reach and our revenue per user.

CAPITALIZE ON READER DEMOGRAPHICS DESIRABLE TO ADVERTISERS


     Our desirable reader demographic has enabled us to build a growing advertising business. To reach this attractive audience, our advertisers pay rates that we believe are among the highest of financial web sites. Our advertising revenues grew from approximately $118,000 in 1997 to approximately $2.5 million in 1998. By March 31, 1999 we had signed contracts for approximately $3.8 million in advertising revenues for the year, $1.3 million more than the total advertising revenues we generated in all of 1998. We expect that as we increase our traffic and expand our offering of news and commentary, community features and investment tools, we will continue to create significant opportunities both for increased financial services-related advertising as well as technology and luxury-goods advertising.


LEVERAGE STRATEGIC PARTNERSHIPS

     We continue to build our subscriber base and brand awareness through both subscription distribution and content syndication relationships. Under subscription distribution relationships with online brokerages and other firms, we expect to sign up thousands of subscribers without incurring typical consumer marketing costs. For example, under our recent subscription distribution agreement with E*TRADE, the online broker purchases discounted subscriptions in bulk to distribute as a premium service to certain of its customers.

     By syndicating our content to other leading sites, we expose our brand name and quality writing to millions of potential subscribers and drive additional traffic to our site. Under content syndication agreements with Yahoo!, America Online, Charles Schwab and other leading companies, we provide selected stories each day, at times on a delayed basis, for co-branded publication with a link to our site. Our content syndication agreements capitalize on the cost efficiencies of online delivery by creating additional value from stories already produced for our own site.

BUILD BRAND AWARENESS OF THESTREET.COM AND OUR WRITERS

     We believe that increased brand awareness helps us attract additional traffic, subscribers, strategic partners, advertisers and talented employees. We engage in a comprehensive marketing and media-relations campaign to raise visibility and cultivate our brand identity. We advertise on television, print and online media and conduct innovative marketing campaigns. We also build the visibility of our individual writers. Our writers and their work have been featured or mentioned in publications such as The Wall Street Journal, The New York Times and Fortune. Contributor James Cramer and senior columnist Herb Greenberg appear regularly on CNBC, and Mr. Greenberg appears twice daily on KRON television, the San Francisco television affiliate of NBC.

                  OUR EDITORIAL STAFF AND OUTSIDE CONTRIBUTORS

     We believe that our original, timely, comprehensive and trustworthy content is a competitive advantage. Our editorial staff consists of more than 50 professional reporters and editors who, together with two dozen outside contributors throughout the world, produce approximately 40 original news, analysis and commentary pieces each business day that are aimed at helping readers make informed investment decisions. We also publish additional features and news updates on weekends. Our editorial staff and outside contributors have broken numerous important stories, many of which have been cited by other publications such as The Wall Street Journal and The New York Times.


     Recently, we were named as a finalist for the General Excellence in New Media category of the 1999 National Magazine Awards. The purpose of this category is "to honor an interactive publication that most effectively serves its intended audience and reflects an outstanding level of interactivity, journalistic integrity and service." Also, we were a 1999 winner of the Excellence in Financial Journalism Award sponsored by the New York State Society of Certified Public Accountants for our 1998 story package "Looking Out for the Shareholder".


     Before joining TheStreet.com, many members of our editorial staff worked at other leading news organizations, including The Wall Street Journal, The New York Times, CNBC, Dow Jones News Service, SmartMoney, Bloomberg, Reuters and USA Today. Among our site's notable writers:

          JAMES J. CRAMER. Mr. Cramer, a money manager, is an outside contributor to TheStreet.com and writes multiple columns each business day. Mr. Cramer also is a founder and director of TheStreet.com. In addition, Mr. Cramer writes for Time magazine and appears regularly on CNBC.

          HERB GREENBERG. Mr. Greenberg, formerly of the San Francisco Chronicle, is a staffer and daily commentator. Mr. Greenberg also appears regularly on CNBC and writes a regular column for Fortune magazine. In addition, he provides business coverage twice each morning for KRON television, the San Francisco television affiliate of NBC.

          BRENDA BUTTNER. Ms. Buttner, a former anchor of CNBC's The Money Club and winner of the network's first Cable Ace Award, is a regular outside contributor. Ms. Buttner profiles America's top mutual fund managers and comments on the mutual fund industry.

          DAVE KANSAS. Mr. Kansas, our editor-in-chief, writes a column about market trends. Mr. Kansas worked at The Wall Street Journal for five years, most recently as a financial markets reporter. He has provided commentary for several television networks, including ABC, CBS, NBC, CNBC and CNN. His writing has appeared in The New Republic, Red Herring, Upside, The Industry Standard, Slate and the New York Observer.

          ALEX BERENSON. Mr. Berenson, a senior staff writer, covers media and entertainment companies. Mr. Berenson was recently featured in a "Heroes" column in Brill's Content, a media magazine, for his coverage of Tel-Save Holdings (now Tel-Save.com). TheStreet.com was also named a finalist for the 1998 Investigative Reporters and Editors Awards for Mr. Berenson's coverage of Tel-Save.com.

          JIM SEYMOUR. Mr. Seymour, a longtime commentator for PC Magazine and the founding editor-in-chief of PC/Computing magazine, writes about America's leading technology stocks as an outside contributor.

          GARY B. SMITH. Mr. Smith, an individual investor who manages his own money using technical analysis, is an outside contributor who writes four times each week about technical analysis and at-home trading.


     To ensure impartiality and prevent any conflict-of-interest or appearance of conflict, our editorial staff and outside contributors are required to abide by our strict compliance policy. According to this policy, our editorial staffers are not permitted to individually own individual stocks (though they may, and most will, own equity in TheStreet.com). In addition, James Cramer, a money manager and outside contributor to, large stockholder of and director of TheStreet.com, has no control over the editorial content of TheStreet.com and, like our other contributors, is required to disclose his current positions in any of the stocks he writes about. Mr. Cramer's employment agreement prohibits him from discussing individual stocks with editorial staffers and limits his contact with the editorial staff to the editor-in-chief or his designee. See "Certain Transactions--Cramer Employment Agreements".


                             THESTREET.COM WEB SITE

     We produce original coverage of Wall Street, money management and financial planning. Topics include the U.S. stock, bond and global financial markets, technology and other individual stocks, mutual funds, options, hedge funds, analysts, IPOs, online brokers, 401(k)s and taxes.

     Our content currently falls into two categories: free and premium. The free areas of our site, currently accessible without registration or a subscription, include our regularly updated Markets coverage, most of our educational Basics section and many of our investment tools. Our premium content is available to those who have purchased a monthly, annual or multi-year subscription or who are currently registered for our 30-day free trial. It currently includes approximately 20 stock, technology, mutual fund, personal finance and international news stories and commentaries each business day; some investment tools; and all free areas of the site. Our premium content subscribers and free-trial members also receive market and news summaries via email twice daily.

     The following is a detailed description of the various sections on TheStreet.com web site.

MARKETS

     The Markets section is a free area that features approximately 20 stories throughout each business day, from about 8 a.m. until 8 p.m. Eastern time. These stories aim to keep readers abreast of:

o the latest movements of the major indices;

o the most active stocks;

o news from foreign markets;

o the direction of the bond market;

o earnings news;

o merger and acquisitions news; and

o other major market events.

Easy-to-read tables within the stories give readers a summary of index performance and earnings news, including corporate earnings surprises.

COMMENTARY

     The most popular area on the site, our Commentary section is a premium area that includes columns from staffers and a network of outside contributors who write about topics such as money management, technical analysis, currency issues, industry analysis, macroeconomics, fundamental analysis, financial planning and mutual funds.

TECH STOCKS

     The Tech Stocks section is a premium area that covers technology stocks. Our tech reporters, many of whom are located in our West Coast bureau in San Francisco, cover areas such as hardware, software, networking, semiconductors, the Internet and the Year 2000 problem. We also publish a separate technology stock update several times daily detailing the major news in the sector.

STOCK NEWS

     The Stock News section is a premium area that includes coverage of companies outside of the technology sector, such as retail, media/entertainment, biotechnology, energy, brokerages/Wall Street and online brokers. It also includes our daily coverage of the options market.

FUNDS/TAXES

     To assist our many readers who leave part or all of their stock selection to professional money managers, we have a premium area covering daily mutual fund news. Each day we answer an individual reader's fund question, with the Friday question dedicated to bonds.

Our tax and 401(k) coverage is also located here.

INTERNATIONAL

     Recognizing that knowledge of international markets is vital to understanding the U.S. markets, we have a dedicated International section, which is a premium area. We have hired staffers in New York, San Francisco, London and Frankfurt and several contributors to provide coverage of foreign markets and some individual stocks. We expect to expand our international coverage in 1999 with the deployment of staffers in key financial markets in Europe and Asia.

BASICS

     This mostly free section caters to readers who are gaining familiarity with the markets and investing. It features basic guides on stocks, bonds, mutual funds, options, taxes and financial planning.

COMMUNITY FEATURES

     We offer several interactive features that help create a community atmosphere among our readers. We believe that developing a sense of community among our readers increases our brand awareness, increases the frequency and duration of reader visits and fosters loyalty to our site and our writers. Current community features include:

o email between our readers and our staff;


o polls that invite readers to vote on issues related to the latest financial and investing news; and


o regular chats featuring our top-name contributors and expert staffers hosted on Yahoo!, America Online, and other services.

     In addition, we plan to introduce message boards and streaming audio programs.

INVESTMENT TOOLS

     Committed to providing our readers with the most robust interactive experience that an online financial publication can offer, we feature a variety of interactive investment tools that enable users to conduct their own financial research. Among the investment tools we offer are:

o detailed stock quotes;

o intraday and historical stock charts;

o mutual fund quotes and scoreboards;

o summary company data;

o SEC filings; and

o a portfolio tracker.

     We are currently working to enhance the investment tools offerings on our site, both in terms of volume and quality, to strengthen our position as a comprehensive financial news and information destination. Planned investment tools include real-time stock quotes and news wire feeds.

                               SUBSCRIPTION SALES


     As of March 31, 1999, we had over 51,000 subscribers. Readers can choose either an annual subscription regularly priced at $99.95 or a monthly subscription regularly priced at $9.95. From time to time, we offer seasonal and special discounts and promotions. The number of our subscribers has risen each month since August 1997, when we began tracking that data. During the last six months, approximately 85% of our annual subscribers whose subscriptions came up for renewal, and 97% of our monthly subscribers, renewed their subscriptions.


     We actively market our subscriptions by offering a 30-day free trial to our readers. Once these readers have signed up for the free trial, we seek to convert them to paid subscribers by allowing them access to all areas of our site. We also send them a series of targeted emails that highlight the benefits of membership. We continue to contact by email those readers whose free trials have expired without conversion.

     We plan to launch an in-house subscription management system in 1999. We expect that this system will enhance our ability to convert free-trial members to paid subscribers through the use of customized emails and automated pop-up reminder messages. See "Risk Factors--Disruptions Associated with Moving Our Subscription Management System In-house May Harm Our Business".

     As part of our efforts to increase our subscriber base, we have entered into subscription distribution agreements with online financial services firms. For example, under our

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
agreement with E*TRADE, which has a term through January 12, 2000, E*TRADE purchases bulk subscriptions at a discounted rate that it offers to certain new E*TRADE brokerage customers and to its existing Power E*TRADE customers (active customers).

     In addition, in March 1999, we entered into a memorandum of understanding with DLJdirect, Inc., under which DLJdirect would purchase bulk subscriptions at a discounted rate that it would offer to its large account holders as well as to those persons who open an account with DLJdirect as a result of a promotion involving TheStreet.com. DLJdirect would also purchase bulk subscriptions at a discounted rate for all of its in-house professionals.

     We have also increased the number of our subscribers through the efforts of our Professional Markets group, which has entered into agreements with 16 financial institutions to provide content to their financial professionals. See "--Professional Markets".

                               ADVERTISING SALES

     We currently derive, and expect to continue to derive, a substantial portion of our revenues from advertising sales. We have established a desirable reader demographic that has enabled us to build a growing advertising business and charge rates that are, to our knowledge, among the highest of financial web sites. We have been able to attract an increasing number of advertisers, both within and beyond the financial services industry.


     Our advertising revenues grew from approximately $118,000 in 1997 to approximately $2.5 million in 1998. In 1998, advertising revenues represented approximately 55% of our total revenue. We believe that our advertising revenues will continue to grow in 1999. By March 31, 1999, we had signed contracts for approximately $3.8 million in advertising revenues for 1999--$1.3 million more than the total advertising revenues we generated in all of 1998. In addition, our top three advertisers in terms of committed revenue in January 1999 also advertised with us in 1998. One advertiser increased its advertising commitment in 1999 from $250,000 to $1 million, and another increased its advertising commitment from $20,000 to $750,000. See "Risk Factors--We Depend on Our Top Advertisers for a Significant Portion of Our Advertising Revenues, and the Loss of One or More of Our Top Advertisers May Harm Our Business".


DEMOGRAPHICS

     Our audience presents a desirable reader demographic for advertisers in the financial services, technology and luxury goods industries. According to @plan, a third-party neutral marketing research firm, the percentage of our readers who have portfolios over $250,000 is higher than at any other site surveyed in @plan's Spring 1999 study. Also, according to the same study, we have the highest percentage of readers who own securities. In addition, compared to the average Internet user surveyed by @plan, our readers are seven times more likely to trade stocks online. The survey research portion of the @plan system is conducted by The Gallup Organization.


     In March 1999, our web site attracted approximately 970,000 unique visitors who generated nearly 14 million page views, as compared with approximately 280,000 unique visitors who generated over 7 million page views in December 1998. Our unique visitor information was based on data provided to us by DoubleClick Inc., a company that measures our users in connection with delivering advertisements on our web site.



     A unique visitor is a person who visits TheStreet.com site from a particular personal computer. A person who makes multiple visits from the same computer in a given time period is only counted once. A page view means one person's download of one page of our web site.


OTHER FACTORS ATTRACTIVE TO ADVERTISERS

     In addition to our desirable reader demographics, advertisers seek a presence on TheStreet.com for a number of other reasons, including:


o LONG DURATION AND HIGH FREQUENCY OF VISITS. In the first quarter of 1999 our subscribers and free-trial members spent an average of 23 minutes per visit on our site. We believe this duration compares favorably to the time spent by readers on other financial sites. However, this time period may decrease as our base of free-trial members expands. Further, according to a study conducted in October 1998 by NFO Interactive for TheStreet.com, approximately 77% of our subscribers visit our site at least once every day.

o PAID SUBSCRIBERS. Our subscribers have already demonstrated a willingness to pay for products and services online by virtue of their having subscribed to TheStreet.com. This trait is highly attractive to advertisers seeking to encourage online sales of their products and services.

o OUR MARKETING EFFORTS. Advertisers like the fact that we conduct an extensive marketing and media relations campaign to increase the visibility of our site.

o OUR EDITORIAL CONTENT. Many advertisers like to associate their products and services with our original, timely and trustworthy editorial content.

OUR ADVERTISING SALES DEPARTMENT


     We have maintained an internal, direct advertising sales department since 1997. As of March 31, 1999, our advertising sales department consisted of 11 employees. By using a direct sales force rather than outsourcing advertising sales, we control our advertising relationships and are better able to serve our clients.


ADVERTISING OPPORTUNITIES AT THESTREET.COM

     We offer a variety of advertising options that may be purchased individually or in packages, such as "run-of-site" banner advertisements that run throughout our web site, for which our current rate card CPM (cost per thousand impressions) ranges from $51 to $57; premium positioning advertising featuring targeted advertisements for which our current rate card CPM ranges from $60 to $68; sponsorships, which run in a fixed area of our web site for a set duration; and advertising on our twice-daily email bulletins delivered to our subscribers and free-trial readers, for which our current rate card CPM ranges from $30 to $52.

OUR ADVERTISERS

     In 1998, 61 advertisers advertised on our web site. In 1998, our top advertiser accounted for approximately 40%, and our top five advertisers accounted for approximately 67%, of our advertising revenues. Historically, advertisers on TheStreet.com have mainly come from the financial services industry. However, in 1998 we added well-known non-financial brands, including Volvo, Mercedes, and Stolichnaya Vodka to our roster of advertisers. In addition, in 1999 we have added several new advertisers, including Chase Manhattan Bank, Multex.com, and Compaq.

     The following is a list of our top ten brokerage and non-brokerage advertisers in 1998:

                                     TOP 10 BROKERAGE ADVERTISERS

          American Express Financial Direct                                    Fidelity
                      Ameritrade                                           On-Site Trading
                        Datek                                               Polar Trading
                      DLJdirect                                             Quick & Reilly
                       Dreyfus                                          Web Street Securities

                                   TOP 10 NON-BROKERAGE ADVERTISERS

               American Stock Exchange                                 Kinsella Communications
          Chicago Board of Options Exchange                                    Mercedes
                     horsesmouth                                             SAP America
                      INVESTools                                              Stockgenie
                        Janus                                                   Volvo

     In addition, we believe that investor relations professionals increasingly are recognizing that both the sophisticated individual investor and the professional investor are turning to the web for timely information. As a leading online financial news and information site, we believe we will benefit from this trend. Some companies that have run investor relations advertising on our site include ITT Industries, SAP America and Intimate Brands.

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
                                   MARKETING

     We pursue a variety of marketing initiatives designed to build brand awareness, increase traffic to our site and accelerate subscription growth. These initiatives include advertising in every major category of media, establishing strategic distribution relationships with leading companies, maintaining a well-trained team of in-house customer service representatives, developing brand extensions and engaging in an ongoing media-relations campaign.

ADVERTISING CAMPAIGN

     Advertisements for TheStreet.com appear in a variety of online and offline media, including:

o cable television networks, including CNBC;

o local and network radio, including Westwood One, WFAN and WNEW;

o newspapers, including The Wall Street Journal and The New York Times;

o print magazines, including Fortune and SmartMoney;

o outdoor locations, including phone kiosks, moving and stationary billboards and train platforms;

o in-flight advertising, including flights on United Airlines, Northwest Airlines and US Airways; and

o online sites, including SmartMoney.com and Bloomberg.com.

CONTENT SYNDICATION

     We have established content syndication agreements with leading companies to increase recognition of our brand and attract new readers to TheStreet.com site. Key partners with whom we have content syndication and promotion agreements include:

o YAHOO! Under our agreement with Yahoo!, which has a term through December 31, 1999, we syndicate approximately five stories daily, some delayed, for co-branded publication on Yahoo! Finance. Each of our stories published on Yahoo! Finance contains direct links to our site and sign-up page. In addition, we host approximately four online chats on Yahoo! Chat each month, featuring our writers or special guests. In 1998, such special guests included John Bogle, senior chairman of the Vanguard Group; Maria Bartiromo, anchor for CNBC; and Christos Cotsakos, chairman and CEO of E*TRADE Group. These chats have helped us raise the profile of our staff and expose our brand to millions of Yahoo! users.

  In February 1999, we signed an agreement with Yahoo! that provides for our stories to be "indexed" on Yahoo! Finance. Under this agreement, every request by a user of Yahoo! Finance for a stock or mutual fund quote pulls up a list of stories from TheStreet.com about that stock or fund. These headlines link directly to our site so that readers can click straight through to TheStreet.com. If the story is in our free area, the readers click straight into the story. If it's a premium story, and if the reader is not a free-trial member or subscriber of TheStreet.com, the reader is offered the opportunity to register for a free trial.


o AMERICA ONLINE. Under our agreement with America Online, which has a term through July 23, 1999, we have a dedicated TheStreet.com area on AOL's Personal Finance channel, where we post stories each day. The area features prominent links to our web site. As part of the agreement, AOL users receive a 20% discount when they purchase a new subscription to TheStreet.com. The agreement also provides for regular live TheStreet.com chat events on AOL, typically two each month. We are in the process of renegotiating this agreement with America Online. However, we cannot assure you that we will be able to renegotiate this agreement on terms that are favorable to us or at all.


o INTUIT. Under our agreement with Intuit, which has a term through March 20, 2000, Intuit includes certain of our stories in a package of financial news and information that it provides to certain sites such as Quicken.com, AOL.com, Excite and Webcrawler. Such stories include our logo and a prominent link to a free-trial sign-up page.

o ABCNEWS.COM. Our agreement with ABCNEWS.com, which has a term through May 1, 1999, provides for the co-branded publication of five of our stories each day on the ABCNEWS.com site. Our logo and links to our site appear prominently on the Business section of the ABCNEWS.com page.

o 3COM. Under our agreement with 3Com, which terminates one year from the commercial release of the forthcoming Palm VII hand-held organizer, users of the organizer will be able to access branded financial markets stories by TheStreet.com via a remote wireless connection to the Internet.

o UNITED FEATURE SYNDICATE. Our agreement with United Feature Syndicate, which has a term through February 14, 2000, provides for the syndication of articles from our site to numerous print newspapers. The newspaper articles are credited to TheStreet.com, extending the brand to readers of newspapers around the country.

  We distribute content to many other leading web sites, including those of DLJdirect, Charles Schwab and the Chicago Board Options Exchange.

THESTREET.COM INTERNET SECTOR AND E-COMMERCE INDICES

     In conjunction with the Philadelphia Stock Exchange and the Susquehanna Investment Group, we created TheStreet.com Internet Sector, an index of 20 Internet stocks. Options based on the index began trading in December 1998. Since its launch, TheStreet.com Internet Sector has been mentioned or featured on prominent news outlets including The New York Times, The Wall Street Journal, the Los Angeles Times and CNBC. Additionally, in conjunction with the American Stock Exchange and Susquehanna Investment Group, in February 1999 we created TheStreet.com E-Commerce Index, an index of 15 electronic commerce stocks.

MEDIA RELATIONS

     TheStreet.com engages in an ongoing media-relations campaign. In 1998, TheStreet.com, our writers and our stories were mentioned or featured in more than 400 reports by more than 40 news outlets, including The Wall Street Journal, The New York Times, USA Today, The Financial Times, ABC News, CNN and Newsweek. Two of our daily commentators, James Cramer and Herb Greenberg, make regularly scheduled television appearances, and our West Coast bureau chief, Cory Johnson, appears daily on a radio program that we sponsor. These appearances help increase our brand awareness and build our reputation and that of our writers.




UPCOMING TELEVISION SHOW



     In April 1999, we entered into a memorandum of understanding with News America Incorporated to co-produce a television show with the Fox News Network. The show will feature TheStreet.com brand name, editorial staff and outside contributors and will be cablecast on Fox News Channel. We believe that the cablecasting of this television show will significantly boost our brand awareness as well as further raise the profile of our writers.


CUSTOMER SERVICE


     Customer service is a critical element of our marketing strategy. Because TheStreet.com is published online, we can interact with our readers much more easily than traditional print publications or broadcast media companies. In November 1998, for example, we had approximately 15,000 reader contacts, from a base of about 50,000 individuals, including subscribers and readers in their 30-day free trial. As of March 31, 1999, our customer service department had 21 personnel.


                              PROFESSIONAL MARKETS

     TheStreet.com appeals to a broad range of financial professionals, including analysts, money managers and financial advisors. Our October 1998 subscriber study conducted by NFO Interactive showed that approximately 25% of our subscribers were financial professionals. In 1998 and 1999, our Professional Markets group entered into agreements with 16 financial institutions, including PaineWebber, BT Alex. Brown, Fidelity and Deutsche Bank, to provide them with our content delivered according to their transmission needs. Through such arrangements, we currently reach approximately 5,800 financial professionals.

     In addition, we are devoting significant resources to our Professional Markets group, as we believe that subscription sales to this market will be significant and that financial professionals will provide a desirable reader demographic to advertisers.

     We plan to develop new products that will be customized to better satisfy the exacting needs of financial professionals. We expect these products will feature information, news, commentary, data and investment tools of particular relevance to financial professionals.

                                  COMPETITION

     An increasing number of financial news and information sources compete for consumers' and advertisers' attention and spending. We expect this competition to continue to increase. We compete for advertisers, readers, staff and outside contributors with many types of companies, including:

o online services or web sites focused on business, finance and investing, such as MarketWatch.com, The Wall Street Journal Interactive Edition and The Motley Fool;

o publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio and CNBC;

o providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, Dow Jones Markets and Bridge News Service;

o web "portal" companies, such as Yahoo! and America Online; and

o online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab and E*TRADE.

     Our ability to compete depends on many factors, including the originality, timeliness, comprehensiveness and trustworthiness of our content and that of competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts.

     Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies (including offering their financial news for free) and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. Our competitors may develop content that is equal or superior to ours or that achieves greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for readers, staff and outside contibutors which could have a material adverse effect on our business, results of operations and financial condition. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

     We also compete with other web sites, television, radio and print media for a share of advertisers' total advertising budgets. If advertisers perceive the Internet or our web site to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our web site.

                    INFRASTRUCTURE, OPERATIONS & TECHNOLOGY

     TheStreet.com's technological infrastructure is built and maintained for reliability, security and flexibility. This infrastructure is hosted primarily at Exodus Communications' facility in Jersey City, New Jersey, which is equipped with an uninterruptible power supply.


     We have made, and expect to continue to make, technological improvements that we expect will reduce costs and increase our advertising sales and subscription base. Our content-management system allows our stories to be prepared for publication in a number of output formats. This feature enables us to distribute our stories to multiple destinations economically. Our subscription management system is currently based on the Starwave Corporation's commerce system-based application. We are currently developing a new subscription management system that is scheduled to launch in 1999. We expect that this new system will be based on technology provided by Art Technology Group and Clear Commerce and will be hosted at Exodus Communications' facility. We expect that this system will allow us to communicate automatically with readers during their free-trial period and to make a wide variety of customized subscription offers available to potential subscribers. We are also constructing our systems to capture information on reader behavior that will be stored in a data warehouse. We expect that this will allow us to segment our reader population, enabling us to personalize our services for the individual reader and allowing our advertisers to target better their intended audience. Our operations are dependent on our ability and that of Exodus to protect our systems against damage from fire, earthquakes, power loss, telecommunications failure, break-ins, computer viruses, hacker attacks and other events beyond our control. See "Risk Factors--Disruptions Associated with Moving Our Subscription Management System In-house May Harm Our Business" and "Risk Factors--We Face a Risk of System Failure that May Result in Reduced Traffic, Reduced Revenue and Harm to Our Reputation".


                             INTELLECTUAL PROPERTY


     To protect our rights to intellectual property, we rely on a combination of trademark, copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have registered certain of our trademarks in the United States and we have pending U.S. applications for other trademarks. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially adversely affect our business, results of operations and financial condition. Although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially adversely affect our business, results of operations and financial condition. We incorporate certain licensed third-party technology in some of our services. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially adversely affect our business, results of operations and financial condition. See "Risk Factors--Failure to Protect Our Intellectual Property Rights Could Harm Our Brand-Building Efforts and Ability to Compete Effectively".


                                   EMPLOYEES


     As of March 31, 1999, we had 138 full-time employees, of which 56 worked in editorial, nine in marketing and media relations, 11 in advertising, five in professional markets, 20 in technology, five in art, 21 in customer service and 11 in finance/administration. We have never had a work stoppage and no personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.


                                   FACILITIES

     Our principal administrative, sales, marketing, technology and editorial facilities are located in approximately 22,500 square feet of office space in New York, New York. We are seeking larger facilities, into which we expect to move in the second half of 1999. Our West Coast bureau is located in approximately 3,200 square feet of office space in San Francisco, California. Our communications and network infrastructure is hosted at Exodus Communications in Jersey City, New Jersey, except for our commerce database, which is currently hosted by the Starwave Corporation in Seattle, Washington.

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding the executive officers, directors and key employees of TheStreet.com:

NAME                                                    AGE   POSITION
-----------------------------------------------------   ---   -----------------------------------------------------
Executive Officers and Directors
Kevin W. English.....................................   46    Chairman of the Board of Directors, Chief Executive
                                                                Officer and President (Class III)
Dave Kansas..........................................   32    Editor-in-Chief and Director (Class II)
Paul Kothari.........................................   45    Vice President and Chief Financial Officer
Michael S. Zuckert...................................   40    Vice President and General Counsel
Jerry Colonna(1).....................................   35    Director (Class II)
James J. Cramer......................................   44    Director (Class I)
Edward F. Glassmeyer(1)(2)...........................   57    Director (Class II)
Martin Peretz........................................   59    Director (Class I)
Fred Wilson(2).......................................   37    Director (Class III)
Michael Golden.......................................   49    Director (Class I)

Key Employees
Brendan Amyot........................................   34    Vice President and General Manager--Consumer Markets
Simon Clark..........................................   33    Vice President and General Manager--International
                                                                Markets
Dawn M. Kikel........................................   33    Vice President--Advertising Sales
Dan Woods............................................   38    Vice President and Chief Technology Officer

------------------
(1) Member of the compensation committee

(2) Member of the audit committee

       KEVIN W. ENGLISH has served as chief executive officer and president of TheStreet.com since October 1998. He was appointed chairman of the board in December 1998. Before joining TheStreet.com, he served as the vice president and general manager of the Nexis Enterprise Group, a division of Lexis-Nexis, from February 1998 to October 1998. From September 1997 to February 1998,
Mr. English served on a special assignment, reporting to the chairman of Reed Elsevier, the parent company of Lexis-Nexis. Mr. English served as vice president of sales and marketing of Lexis-Nexis from May 1995 to September 1997 and as a senior director from 1994 to May 1995.

     DAVE KANSAS has served as editor-in-chief of TheStreet.com since April 1997 and has served as a director of TheStreet.com since May 1998. He served as its executive editor from September 1996 to April 1997. From October 1992 to September 1996, Mr. Kansas held a variety of positions at The Wall Street Journal, most recently as a financial markets reporter.

     PAUL KOTHARI has served as vice president and chief financial officer of TheStreet.com since February 1999. From February 1998 to February 1999,
Mr. Kothari was the chief financial officer at International Telecommunication Data Systems, Inc., a wireless billing and customer care service company. From August 1993 to January 1998, Mr. Kothari was the vice president of finance at Bellcore, a telecommunications company.

     MICHAEL S. ZUCKERT has served as vice president and general counsel of TheStreet.com since February 1999. From 1987 to January 1999, Mr. Zuckert held a variety of positions within the legal department of Morgan Stanley Dean Witter & Co., most recently as a principal.

     JERRY COLONNA has served as a director of TheStreet.com since May 1998. In 1996,

Mr. Colonna co-founded Flatiron Partners, an Internet-focused, early-stage venture capital firm, and has served as a managing partner since its inception. In February 1995, Mr. Colonna joined CMG@Ventures, an Internet-focused venture capital firm, as a founding partner. Prior to joining CMG@Ventures, Mr. Colonna worked for nearly 10 years at CMP Publications, a technology publishing firm. Mr. Colonna also serves as a director of GeoCities, Inc.


     JAMES J. CRAMER is a co-founder and outside contributor of TheStreet.com. Mr. Cramer has served as a director of TheStreet.com since May 1998, and served as co-chairman from June 1996 to December 1998. Mr. Cramer founded and has served as a president and director of Cramer, Berkowitz & Co., a hedge fund, since its inception in 1987.


     EDWARD F. GLASSMEYER has served as a director of TheStreet.com since December 1998. Mr. Glassmeyer co-founded Oak Investment Partners, a venture capital firm with $1.6 billion of committed capital, in November 1978.
Mr. Glassmeyer serves as a director of Mobius Management Systems, Inc., a software infrastructure provider for Internet-based bill presentment and payment and is a director of several privately held Oak portfolio companies in the information technology sector.

     MARTIN PERETZ is a co-founder of TheStreet.com. Dr. Peretz has served as a director of TheStreet.com since May 1998. He served as co-chairman of TheStreet.com from June 1996 to December 1998. Since 1974, Dr. Peretz has served as the editor-in-chief and chairman of The New Republic. He has been a member of the faculty of Harvard University since 1966. Dr. Peretz also serves as a director of 11 mutual funds managed by the Dreyfus-Mellon Bank Group, of LeukoSite, a publicly traded biotechnology company, and of The Electronic Newstand, Inc., a web site specializing in the sale of magazine subscriptions.

     FRED WILSON has served as a director of TheStreet.com since May 1998. In 1996, Mr. Wilson co-founded Flatiron Partners, an Internet-focused, early-stage venture capital firm, and has served as a managing partner since its inception. Prior to Flatiron Partners, Mr. Wilson worked at Euclid Partners, an early stage venture capital firm, for 10 years where he served as general partner from 1991 to 1996.


     MICHAEL GOLDEN has served as a director of TheStreet.com. since March 1999. Mr. Golden has worked for The New York Times Company since 1984. Since October 1997, he has served as its vice chairman and senior vice president. From January 1996 to October 1997, he was the New York Times' vice president for operations development. From October 1994 to January 1996, Mr. Golden was the executive vice president and publisher of Tennis Magazine, a New York Times publication. From September 1991 to October 1994, he was the executive vice president and general manager of the New York Times' women's publishing division.


     BRENDAN AMYOT has served as vice president and general manager--consumer markets of TheStreet.com since January 1999. Mr. Amyot served in several positions at TheStreet.com from August 1996 to January 1999. From January 1995 to August 1996, Mr. Amyot was the associate consumer marketing director at Entertainment Weekly. From March 1993 to December 1994, Mr. Amyot was the circulation director at Vibe.


     SIMON CLARK has served as vice president and general manager--international markets since February 1999. From December 1997 to February 1999, he served as chief financial officer and vice president of operations of TheStreet.com, and from June 1997 to November 1997 he served as director of finance. From January 1992 to June 1997, Mr. Clark held several positions at Reuters, most recently as the director of corporate web sites.


     DAWN M. KIKEL has served as vice president--advertising sales of TheStreet.com since October 1997. From June 1996 to September 1997, Ms. Kikel worked for Institutional Investor Inc. as publisher of Infrastructure Finance, a global magazine focusing on project and public finance in the infrastructure market, and as industry director--money management for Institutional Investor Magazine from January 1993 to May 1996.

     DAN WOODS has served as vice president and chief technology officer of TheStreet.com since May 1998. From June 1995 to April 1998,

Mr. Woods served as director of editorial technology for Time New Media's Pathfinder web site. From 1992 to May 1995, he worked as a database editor at the News & Observer, a newspaper in Raleigh, North Carolina.

                         CLASSIFIED BOARD OF DIRECTORS


     Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, together with the provision of our amended and restated certificate of incorporation, allow the board of directors to fill vacancies of or increase the size of the board of directors, and may deter a stockholder from removing incumbent directors and filling such vacancies with its own nominees in order to gain control of the board.


     Our board has resolved that Mr. Golden, Mr. Cramer and Dr. Peretz will serve as Class I Directors whose terms expire at the 2000 annual meeting of stockholders. Mr. Colonna, Mr. Glassmeyer and Mr. Kansas will serve as Class II directors whose terms expire at the 2001 annual meeting of stockholders.
Mr. English and Mr. Wilson will serve as Class III directors whose terms expire at the 2002 annual meeting of stockholders.

                                BOARD COMMITTEES

     We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee currently consists of Mr. Glassmeyer and Mr. Wilson. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants of all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and other employee benefits plans. The compensation committee currently consists of Mr. Glassmeyer and Mr. Colonna.

                             DIRECTOR COMPENSATION

     Directors do not currently receive any compensation for serving on the board of directors, although they are reimbursed for reasonable travel expenses incurred in connection with attending board of directors and committee meetings.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee makes all compensation decisions. Prior to the formation of the compensation committee in June 1998, our board of directors made decisions relating to compensation of our executive officers. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. Our compensation committee currently consists of Mr. Colonna and Mr. Glassmeyer, neither of whom has ever been an officer or employee of TheStreet.com.
Mr. Cramer served as a member of the compensation committee from June 1998 to February 1999, when Mr. Glassmeyer was appointed to the compensation committee. During his tenure on the compensation committee, Mr. Cramer, an outside contributor to TheStreet.com, participated in all decisions relating to compensation of our executive officers, but was excluded from discussions by the board of directors regarding his own compensation. See "Certain Transactions".

                             EMPLOYMENT AGREEMENTS


     In October 1998, we entered into an employment agreement with Mr. Kevin English, our chairman of the board, chief executive officer and president. This agreement provides for an annual base salary of $350,000. Mr. English is also eligible to receive a bonus of up to $100,000 for each fiscal year during which he is employed upon the achievement of quarterly and annual objectives, plus any additional bonus compensation awarded in the sole discretion of the compensation committee. As part of this agreement, we granted Mr. English, a stock option to purchase 400,000 shares of common stock at an exercise price of $0.15 per share. The stock option becomes exercisable at a rate of 25% annually, commencing in October 1999. In December 1998, we completed an equity financing and Mr. English received a stock option to purchase 121,316 shares of common stock at an exercise price of $0.15 per share. The option becomes exercisable 25% annually commencing in October 1999. In March 1999, in accordance with his October stock option agreement, we granted Mr. English a stock option to purchase an additional 345,351 shares of common stock at an exercise price of $3.00 per share, of which the option to purchase 83,333 shares vested as of March 31, 1999. The option to purchase the remaining 262,018 shares becomes exercisable 25% annually commencing in October 1999.



     As of January 1999, Mr. English also receives the use of a one-bedroom corporate apartment, a monthly parking spot, term life insurance in the amount of $500,000 and disability insurance paying not less than $180,000 per year. If Mr. English's employment agreement is terminated for reasons other than a disability, for cause or due to a liquidation, dissolution or shutdown of our business, or if Mr. English should resign for good reason, he will be entitled to receive his remaining earned but unpaid salary, any bonus earned through the most recently ended fiscal quarter and an amount equal to his then current annual base salary. We maintain a key person life insurance policy for Mr. English. Mr. English's employment agreement terminates in December 2003.


     In September 1996, we entered into an employment agreement with Dave Kansas, our editor-in-chief and a director. Mr. Kansas' employment agreement provides for an annual base salary of $130,000, subject to annual review by the compensation committee. Under the agreement, Mr. Kansas is eligible to receive an annual bonus of up to 30% of his annual base salary. However, the compensation committee has discretion to grant Mr. Kansas a bonus in excess of such amount and, in 1998, Mr. Kansas received $78,769 as a bonus. The employment agreement terminates on August 30, 1999.

     In May 1998, we entered into an employment agreement with Simon Clark, our vice president and general manager--international markets. Mr. Clark's employment agreement provides for an annual base salary of $150,000. The compensation committee will review Mr. Clark's salary annually. The employment agreement terminates on August 30, 1999.

     In May 1998, we entered into an employment agreement with Brendan Amyot, our vice president and general manager--consumer markets. Mr. Amyot's employment agreement provides for an annual base salary of $130,000. The compensation committee will review Mr. Amyot's salary annually. The employment agreement terminates on August 30, 1999.

                               EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned for all services rendered to us in all capacities during 1998 by our chief executive officer and our four most highly compensated executive officers, other than our chief executive officer, who earned more than $100,000 in 1998 and who were serving as executive officers at the end of 1998. As of January 1999, Mr. Clark and Mr. Amyot ceased to be executive officers of TheStreet.com.

                           SUMMARY COMPENSATION TABLE

                                                                                                    LONG-TERM
                                                                                                   COMPENSATION
                                                                                 ANNUAL              AWARDS
                                                                             COMPENSATION(1)       SECURITIES
                                                                FISCAL    ---------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                                     YEAR      SALARY         BONUS     OPTIONS (#)
-------------------------------------------------------------   ------    -------       -------    ------------
Kevin W. English, Chairman of the Board,
  Chief Executive Officer and President(2)...................    1998     $71,791       $25,000        521,316
Dave Kansas, Editor-in-Chief and Director....................    1998     130,000        78,769        105,758
Simon Clark, Chief Financial Officer and Vice
  President--Operations(3)...................................    1998     150,000        25,944         30,303
Brendan Amyot, Vice President--Business Development and
  Marketing..................................................    1998     130,000        26,064         30,303

------------------------
(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits provided to each officer listed above is less than 10% of the total annual salary and bonus of that officer.

(2) Mr. English joined TheStreet.com in October 1998. See "--Employment Agreements".

(3) Mr. Clark served as our chief financial officer and vice president--operations until February 1999 when he became vice president and general manager--international markets of TheStreet.com.

                          OPTION GRANTS IN FISCAL YEAR


     The following table sets forth information regarding stock options granted to our officers listed on the Summary Compensation Table for 1998. We have never granted any stock appreciation rights.



                                                                                              POTENTIAL REALIZABLE
                                                     INDIVIDUAL GRANTS(1)                       VALUE AT ASSUMED
                                    ------------------------------------------------------      ANNUAL RATES OF
                                                  PERCENT OF                                         STOCK
                                    NUMBER OF     TOTAL OPTIONS                                PRICE APPRECIATION
                                    SECURITIES    GRANTED TO                                          FOR
                                    UNDERLYING    EMPLOYEES        EXERCISE                      OPTION TERM(3)
                                     OPTIONS      IN FISCAL        PRICE PER    EXPIRATION    --------------------
NAME                                GRANTED(#)    YEAR(%)(2)        SHARE         DATE           5%         10%
---------------------------------   ----------    -------------    ---------    ----------    --------    --------
Kevin W. English(4)..............      400,000(5)      24.0%         $0.15       10/18/08     $461,246    $769,998
                                       121,316(5)       7.3           0.15       12/20/08      574,636     925,790
Dave Kansas(6)...................       75,758(7)       4.6           0.03        5/06/03       75,080      95,334
                                        30,000(7)       1.8           0.03        6/30/03       29,731      37,752
Simon Clark(8)...................       30,303(7)       1.8           0.03        5/06/03       30,031      38,134
Brendan Amyot(9).................       30,303(7)       1.8           0.03        5/06/03       30,031      38,134


------------------

(1) All options were granted under the Amended and Restated 1998 Stock Incentive Plan. The options shown in this table, except as otherwise indicated below, become exercisable at a rate of 25% annually over four years from the date of grant. See "--1998 Stock Incentive Plan".

(2) In 1998, we granted options to employees to purchase an aggregate of 1,663,953 shares of common stock.


(3) Potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the five or ten-year term as applicable. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the fair market value on the date of grant, as determined by our Board of Directors, assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire five or ten-year term of the option and subtracting from that result the aggregate option exercise price. Assuming an initial public offering price of $12.00 per share, the potential realizable value at assumed annual rates of stock price appreciation will increase. Mr. English's 400,000 options will have a potential realizable value of $7,758,400 and $12,390,000 at assumed annual rates of stock price appreciation of 5% and 10%, respectively. Mr. English's 121,316 options will have a potential realizable value of $2,353,045 and $3,757,764 at assumed annual appreciation rates of 5% and 10%, respectively. Mr. Kansas' 75,758 options will have a potential realizable value of $1,157,961 and $1,461,826 at assumed annual appreciation rates of 5% and 10%, respectively. Mr. Kansas' 30,000 options will have a potential realizable value of $458,550 and $578,880 at assumed annual appreciation rates of 5% and 10%, respectively. Mr. Clark's and Mr. Amyot's 30,303 options will have a potential realizable value of $463,181 and $584,727 at assumed annual appreciation rates of 5% and 10%, respectively.



(4) The option granted to Mr. English vests fully if any of the following occurs: (i) there is a change of control as defined in his employment agreement; (ii) we fail to renew Mr. English's employment agreement; or
    (iii) Mr. English's employment agreement is terminated for good reason, which includes a reduction in his responsibilities or compensation, relocation of Mr. English or a merger or asset sale in which the acquiring entity does not assume our obligations under Mr. English's employment agreement. If Mr. English's employment agreement is terminated for good reason before October 1999, 50% of the shares underlying the option vest fully. If his employment agreement is terminated for good reason before October 2000, 75% vest, and if his employment agreement is terminated for good reason before October 2001, 100% vest. In


                                              (Footnotes continued on next page)

(Footnotes continued from previous page) addition, Mr. English may exercise this option by cash, or through cashless exercise subject to the approval of our management and board of directors.


(5) The options to purchase 400,000 and 121,316 shares were granted to Mr. English at an exercise price of $0.15 per share. The fair market value on the date of these grants was $0.80 and $3.00 per share, respectively. The potential realizable value at assumed annual rates of stock price appreciation has been calculated using the fair market value per share on the date of grant.


(6) As a result of the limited liability company agreement of TheStreet.com, L.L.C., Dave Kansas, Simon Clark, Brendan Amyot, and two other employees were entitled to receive Class C-1 Units in the TheStreet.com, L.L.C. The limited liability company agreement provided that in the event of the merger of the TheStreet.com, L.L.C. with and into TheStreet.com, Inc., each employee's entitlement to the Class C-1 Units would terminate and be replaced by an option to purchase shares of common stock of TheStreet.com based upon the conversion ratio set forth in the merger agreement. TheStreet.com, L.L.C. merged with and into TheStreet.com in May 1998. In connection with the merger, Mr. Kansas was granted an option to purchase 75,758 shares of common stock in exchange for the 1,250 Class C-1 Units that he was entitled to receive under the limited liability agreement. The option fully vested on October 1, 1998, on which date Mr. Kansas exercised the option. The 75,758 shares of common stock issued to Mr. Kansas upon the option exercise were contributed to us as a result of a share contribution agreement, dated May 7, 1998, between us and Peretz Partners, L.L.C. The terms of the share contribution agreement require Peretz Partners to contribute to us an aggregate of 196,970 shares of common stock in connection with options granted to Brendan Amyot, Dave Kansas, Simon Clark and two other employees. See "Certain Transactions--Share Contribution Agreement".


(7) The fair market value on the date of grant for these options was $0.80 per share.



(8) In connection with the merger of the TheStreet.com, L.L.C. into TheStreet.com, Inc., Mr. Clark was granted an option to purchase 30,303 shares of common stock in exchange for the 500 Class C-1 Units that he was entitled to receive under the limited liability company agreement. The option vested fully on June 1, 1998, on which date Mr. Clark exercised the option. The 30,303 shares of common stock issued to Mr. Clark were contributed to us as a result of the share contribution agreement.



(9) In connection with the merger of the TheStreet.com, L.L.C. into TheStreet.com, Inc., Mr. Amyot was granted an option to purchase 30,303 shares of common stock in exchange for the 500 Class C-1 Units that he was entitled to receive under the limited liability company agreement. This option vested fully on April 1, 1999, on which date Mr. Amyot exercised the option. The 30,303 shares of common stock issued to Mr. Amyot were contributed to us as a result of the share contribution agreement.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

     The following table sets forth information concerning the exercise of stock options during the fiscal year ended December 31, 1998 by our officers listed on the Summary Compensation Table and the fiscal year-end value of unexercised options.


                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                 SHARES                          OPTIONS AT               IN THE-MONEY OPTIONS AT
                                ACQUIRED                     DECEMBER 31, 1998              DECEMBER 31,1998(1)
                                   ON        VALUE      ----------------------------    ----------------------------
NAME                            EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-----------------------------   --------    --------    -----------    -------------    -----------    -------------
Kevin W. English.............         --          --         --            521,316           --         $ 6,177,595
Dave Kansas..................     75,758    $ 58,334(2)      --             30,000           --         $   359,100
Simon Clark..................     30,303    $ 23,333(2)      --                 --           --                  --
Brendan Amyot................         --          --         --             30,303           --         $   362,727


------------------

(1) There was no public market for the common stock on December 31, 1998. The value of unexercised in-the-money options at December 31, 1998 has been calculated using an assumed initial public offering price of $12.00 per share.



(2) At the time of exercise, the fair market value was deemed to be $0.80 per share.

                           1998 STOCK INCENTIVE PLAN

     The amended and restated TheStreet.com, Inc. 1998 stock incentive plan, which became effective on May 6, 1998, provides for the granting of incentive stock options, non-qualified stock options, restricted stock and tax offset payments. Our amended and restated 1998 stock incentive plan is administered by our compensation committee. The total number of shares of our common stock that may be issued under our amended and restated 1998 stock incentive plan to our employees, directors and consultants (or of any entity in which we own at least a 20% beneficial interest) is 4,400,000. The terms and conditions of options and restricted stock will be set forth by the compensation committee in each individual award agreement. The compensation committee may designate an award as a "performance award" by making its grant or vesting subject to the achievement of performance goals established by the compensation committee. The compensation committee may also pay an awardee a tax offset payment as compensation for some or all of the taxes that the awardee owes with respect to an award. In the event of a change of control, if so determined by the compensation committee at the time of grant or by amendment (with the holder's consent) of the grant, all outstanding options will vest and become fully exercisable and the restrictions applicable to any outstanding restricted stock awards shall lapse and the shares shall be deemed fully vested. Under our amended and restated 1998 stock incentive plan, a change of control occurs when there is:

o an acquisition in which a majority of our common stock is acquired by an entity or person owning less than 5% of our total common stock outstanding prior to the acquisition;

o an election of members of the board of directors in which a majority of the board members after the election were not members of the board on the date of option grant;

o a merger or consolidation with another corporation where our stockholders immediately prior to the merger or consolidation no longer comprise a majority of the voting shares of the surviving corporation; or

o a sale of all or substantially all of our assets.

     As of March 31, 1999, 2,632,321 options were outstanding, of which 142,667 have vested.

                              CERTAIN TRANSACTIONS

                                 LLC FINANCING

     From our inception as a limited liability company in June 1996, until May 1998, we were financed through contributions from our founders and through loans bearing interest at the prime interest rate plus 1%. In return for their contributions, our founders received Class A, B, C and D membership units of the limited liability company and a lender received Class E units.

     In May 1998, our Board of Directors approved our reorganization from a limited liability company into a C corporation. As part of this reorganization, each Class C membership unit was converted into 181.81818 shares of our common stock. In addition, our Class A and Class B membership units were converted into shares of our Series A 9 1/2% Cumulative Preferred Stock and Series C Preferred Stock at a ratio of one preferred share per $100 of both Class A and Class B membership units. Our Class D and Class E membership units were converted into shares of our Series A 9 1/2% Cumulative Preferred Stock at a ratio of one preferred share per $100 of Class D and Class E membership units.

                            1998 PRIVATE PLACEMENTS


     In December 1998, we raised gross proceeds of $25 million by completing a private placement of 243,891 shares of our Redeemable Convertible Series B
9 1/2% Cumulative Preferred Stock and 4,072,778 shares of our common stock to a group of investors comprising of our founders, corporate and institutional investors, venture capital funds and high net worth individuals, including some of our directors and officers. In connection with this transaction we amended and restated the registration rights agreement and the stockholders' agreement in each case to include, among other things, the new purchasers. The amended and restated stockholders' agreement will terminate upon completion of this offering.



     In May 1998, we raised gross proceeds of approximately $10 million by completing a private placement of 101,475 shares of our Series B Preferred Stock and 3,418,333 shares of our common stock to a group of investors comprising of our founders, corporate and institutional investors, venture capital funds and high net worth individuals, including some of our directors and officers. In connection with this transaction, we granted the purchasers of these shares registration rights. At this time we also entered into a stockholders' agreement with these stockholders which by its terms will terminate upon the completion of this offering. See "Description of Capital Stock -- Registration Rights".


     Assuming an initial public offering price of $12.00 per share of common stock, all of the outstanding shares of the convertible preferred stock, including accumulated dividends as of March 31, 1999, will convert into an aggregate of 4,406,129 shares of common stock upon the completion of this offering.

                         THE NEW YORK TIMES INVESTMENT


     In February 1999, we sold 37,728 shares of our Series B Preferred Stock and 1,320,901 shares of our common stock to The New York Times Company for an aggregate consideration of $15 million in cash and services. In connection with this sale, we entered into an advertising credit agreement with The New York Times Company under which The New York Times Company has agreed to provide us with an advertising credit for our advertising on The New York Times and other media controlled by it. Additionally, as part of this transaction Mr. Michael Golden, the vice chairman and senior vice president of The New York Times Company, became a director of TheStreet.com. Recently, we entered into memoranda of understanding with The New York Times Electronic Media Company under which we have agreed to the following proposals:



o Promotion of our web site by The New York Times to registered users of its web site;



o Indexing of our headlines on the Business section of The New York Times web site and indexing of headlines from the Business section of The New York Times web site on our web site;



o Licensing our investment tools to The New York Times; and



o Creating a jointly owned newsroom to provide continuous coverage of business news.


     See "Risk Factors--Our Memoranda of Understanding May Not Materialize Into Final Agreements".

                          CRAMER EMPLOYMENT AGREEMENTS

     In May 1998, we entered into a one-year employment agreement with James Cramer, an outside contributor. Under the terms of the agreement, we granted
Mr. Cramer a stock option to purchase 66,667 shares of common stock at an exercise price of $0.033 per share. In February 1999, we entered into a new employment agreement with Mr. Cramer, superseding the earlier agreement.
Mr. Cramer's new employment agreement provides for an annual salary of $250,000, which increases annually by 10%. Under the new agreement, we granted Mr. Cramer an option to purchase 333,333 shares of common stock at an exercise price of $3.00 per share. The option becomes exercisable at a rate of 25% annually commencing in February 2000. The employment agreement terminates in February 2003. We maintain a "key person" life insurance policy for Mr. Cramer.

                         REGISTRATION RIGHTS AGREEMENT

     As a result of the amended and restated registration rights agreement we have granted our existing stockholders registration rights. See "Description of Capital Stock--Registration Rights".

                          SHARE CONTRIBUTION AGREEMENT


     On May 7, 1998, we entered into a share contribution agreement with Peretz Partners, L.L.C. in which it agreed to contribute to us up to an aggregate of 196,970 shares of common stock. We issued these shares to Brendan Amyot, Dave Kansas and Simon Clark and two other employees when they exercised options granted to them under our amended and restated 1998 stock incentive plan.


                                  OFFICE LEASE

     On August 14, 1996, we signed a lease with the State Teachers Retirement System of Ohio to rent space at Two Rector Street, New York, New York 10006. Cramer Berkowitz & Co., a company controlled by Mr. James Cramer, guaranteed our obligations under the lease. On September 25, 1997, the landlord transferred these premises, including its interest in the lease, to Rector Trinity Associates, L.L.C. Rector Trinity Associates has released Cramer Berkowitz & Co. from this guarantee as a result of receiving a letter of credit from TheStreet.com in the amount of approximately $1.4 million.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 1999 and as adjusted to reflect the sale of the shares of common stock offered hereby by:

     o each person who we know owns beneficially more than 5% of our common stock;
     o each of our directors, including our chief executive officer;
     o our four most highly compensated executive officers, other than our chief executive officer, who were serving as executive officers at the end of 1998; and
     o all of our executive officers and directors as a group.
     The following information gives effect to the conversion of all outstanding shares of our preferred stock and accumulated dividends as of March 31, 1999 into an aggregate of 4,406,129 shares of common stock upon the completion of this offering assuming that the initial public offering price is $12.00 per share.


                                                            SHARES OF COMMON STOCK        SHARES OF COMMON STOCK
                                                          BENEFICIALLY OWNED BEFORE      BENEFICIALLY OWNED AFTER
                                                               THE OFFERING(1)               THE OFFERING(1)
                                                          --------------------------    --------------------------
NAME OF BENEFICIAL OWNER                                   NUMBER      PERCENTAGE(2)     NUMBER      PERCENTAGE(2)
-------------------------------------------------------   ---------    -------------    ---------    -------------
Kevin W. English.......................................      83,333            *               --            *
Dave Kansas............................................     151,515            *          151,515            *
Simon Clark............................................      90,909            *           90,909            *
Brendan Amyot..........................................     181,818            *          181,818            *
James J. Cramer(3).....................................   3,580,577         18.3%       3,580,577         14.3%
Cramer Partners, L.L.C.................................   2,524,886         12.9        2,524,886         10.1
Martin Peretz(4).......................................   3,241,110         16.6        3,241,110         12.9
Peretz Partners, L.L.C.................................   2,453,310         12.5        2,453,310          9.8
Fred Wilson(5).........................................     538,159          2.7          538,159          2.1
Jerry Colonna(5).......................................     538,159          2.7          538,159          2.1
Edward F. Glassmeyer(6)................................   1,847,329          9.4        1,847,329          7.4
Michael Golden(11).....................................          --            *               --            *
Oak Investment Partners VIII, L.P. and Oak VIII
  Affiliates Fund, L.P.(6).............................   1,847,329          9.4        1,847,329          7.4
Chase Venture Capital Associates, L.P.(7)..............   1,593,057          8.1        1,593,057          6.4
Softbank Technology Ventures IV L.P. and Softbank
  Technology Advisors Fund L.P(8)......................   1,601,235          8.2        1,601,235          6.4
Constellation Venture Capital L.P. and Constellation
  Venture Offshore, L.P(9).............................   1,276,992          6.5        1,276,992          5.1
Spinnaker Clipper Fund, L.P., Spinnaker Founders Fund,
  L.P. and Spinnaker Offshore Founders Fund Cayman
  Ltd.(10).............................................   1,231,553          6.3        1,231,553          4.9
The New York Times Company(11).........................   1,638,288          8.4        1,638,288          6.5
All executive officers and directors as a group (9
  persons).............................................   9,714,750         49.6        9,631,417         38.4


------------------
   * Represents beneficial ownership of less than 1%.
 (1) Percentage ownership is based on 19,575,037 shares outstanding as of March 31, 1999 prior to the offering and 25,075,037 shares after the offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
 (2) Assumes the underwriters' over-allotment option is not exercised.
 (3) Includes 2,524,886 shares owned by Cramer Partners, L.L.C.
 (4) Includes 2,453,310 shares owned by Peretz Partners, L.L.C. and 787,800 shares owned by other family members and entities.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (5) Includes 394,510 shares owned by Flatiron Fund, L.L.C., 130,348 shares owned by The Flatiron Fund 1998/99, L.L.C. and 13,301 shares owned by Flatiron Associates, L.L.C. of which Mr. Colonna and Mr. Wilson are general partners.

 (6) Includes 1,812,230 shares owned by Oak Investment Partners VIII, L.P. and 35,099 shares owned by Oak VIII Affiliates Fund, L.P. Mr. Glassmeyer is a managing member of Oak Associates VIII, L.L.C., which is the general partner of Oak Investment Partners VIII, L.P. and of Oak VIII Affiliates, L.L.C., which is the general partner of Oak VIII Affiliates Fund, L.P. Mr. Glassmeyer disclaims beneficial ownership of these shares.

 (7) I. Robert Greene is a general partner of Chase Venture Capital Associates, L.P. Mr. Greene disclaims beneficial ownership of these shares.

 (8) Includes 1,569,845 shares owned by Softbank Technology Ventures IV L.P. and 31,390 owned by Softbank Technology Advisors Fund L.P. Mr. Charles R. Lax is the managing member of STV IV LLC which is the general partner of each of Softbank Technology Ventures IV L.P. and Softbank Technology Advisors Fund L.P. Both Mr. Lax and STV IV LLC disclaim beneficial ownership of these shares.

 (9) Includes 838,945 shares owned by Constellation Venture Capital L.P. and 438,047 shares owned by Constellation Venture Offshore, L.P. Clifford H. Friedman is a general partner of each of Constellation Venture Capital L.P. and Constellation Venture Offshore, L.P. Mr. Friedman disclaims beneficial ownership of these shares.

(10) Includes 123,156 shares owned by Spinnaker Clipper Fund, L.P., 717,207 shares owned by Spinnaker Founders Fund, L.P. and 391,190 shares owned by Spinnaker Offshore Founders Fund Cayman Ltd. Lawrence Bowman is the managing member of Bowman Capital Management LLC which is the general partner of each of Spinnaker Clipper Fund, L.P., Spinnaker Founders Fund, L.P. and Spinnaker Offshore Founders Fund Cayman Ltd. Both Mr. Bowman and Bowman Capital Management LLC disclaim beneficial ownership of these shares.

(11) Mr. Golden is a director of TheStreet.com. He serves as vice chairman and senior vice president of The New York Times Company.

                          DESCRIPTION OF CAPITAL STOCK

                                  COMMON STOCK

     Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for this purpose at the times and in the amounts as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up of TheStreet.com, the holders of shares of common stock would be entitled to share ratably in the distribution of all of the TheStreet.com's assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

                                PREFERRED STOCK

     The board of directors has the authority, within the limitations and restrictions stated in our amended and restated certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

                                    OPTIONS

     As of March 31, 1999:

          (i) options to purchase a total of 2,632,321 shares of common stock were outstanding of which 142,667 have vested; and

          (ii) up to 1,767,679 additional shares of common stock may be subject to options granted in the future.

See "Management--Executive Compensation".

                              REGISTRATION RIGHTS

     On December 21, 1998, we entered into an amended and restated registration rights agreement with our existing stockholders in which we granted them registration rights in respect of 7,489,444 shares of common stock held by them. These stockholders are referred to as the "existing stockholders". A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. According to the registration rights agreement, at any time, on or after the first anniversary of this offering, some of the existing stockholders who hold in the aggregate at least 3,558,043 shares of common stock may request us to register under the Securities Act all or any portion of the common stock purchased by the existing stockholders in the May and December 1998 private placements. These shares are referred to as the "restricted stock". However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $500,000.

     In addition, the holder of any restricted stock may request that we file a registration statement on Form S-3, covering all stock as requested by any holder of restricted stock who requests that we register their holdings. We are not obligated to effect a registration statement on Form S-3 more than once in any 180-day period or unless the proceeds of this registration shall reasonably be expected to exceed $500,000.

     These registration rights are subject to our right to delay the filing of a registration statement in certain circumstances for up to 90 days.

     In addition, the holders of restricted stock will have certain "piggyback" registration rights. If we propose to register any common stock under the Securities Act (other than pursuant to this offering or in connection with the registration of securities issued (i) under an employee benefits plan or
(ii) in consideration for an acquisition), each holder of restricted stock may require us to include all or a portion of their restricted stock in such registration; provided however, that the managing underwriter, if any, of any such offering has certain rights to limit the number of restricted stock proposed to be included in such registration.

     We would bear all registration expenses incurred in connection with these registrations. Each participating seller of restricted stock would bear their proportionate share of all underwriting discounts and selling commissions.

      ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND THE THESTREET.COM'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

     Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider it its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

CLASSIFIED BOARD OF DIRECTORS

     Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

CUMULATIVE VOTING

     Our amended and restated certificate of incorporation expressly denies stockholders the right to cumulate votes in the election of directors.

STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS

     Our amended and restated certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, the president or a majority of the board of directors.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTORS NOMINATIONS

     Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

                         AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

                  AMENDMENTS; SUPERMAJORITY VOTE REQUIREMENTS

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with business combination transactions and the amendment of provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders special meetings.

                                RIGHTS AGREEMENT

     Under Delaware law, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of such rights.

     We have entered into a stockholder rights agreement. As with most stockholder rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and to exercisability. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

     Our rights agreement provides that each share of our prospective common stock outstanding will have one right to purchase one one-hundredth of a preferred share attached to it. The purchase price per one one-hundredth of a preferred share under the stockholder rights agreement is four times the average closing price of our common stock for the first five days of trading after the consummation of this offering.

     Initially, the rights under our rights agreement are attached to outstanding certificates representing our common stock and no separate certificates representing the rights will be distributed. The rights will separate from our common stock and be represented by separate certificates approximately 10 days after someone acquires or commences a tender offer for 15% of our outstanding common stock.

     After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights.

     All shares of our common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on the tenth anniversary of the date of the completion of this offering unless earlier redeemed or exchanged by us.

     If an acquiror obtains or has the rights to obtain 15% or more of our common stock, then each right will entitle the holder to purchase a number of shares of our common stock equal to two times the purchase price of each right.

     Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror obtains 15% or more of our common stock and any of the following occurs:

o we merge into another entity;

o an acquiring entity merges into us; or

o we sell more than 50% of our assets or earning power.

     Under our rights agreement, any rights that are or were owned by an acquiror of more than 15% of our outstanding common stock will be null and void.

     Our rights agreement contains exchange provisions which provides that after an acquiror obtains 15% or more, but less than 50% of our respective outstanding common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for common shares. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

     Our board of directors may, at its option, redeem all of the outstanding rights under our rights agreement prior to the earlier of (1) the time that an acquiror obtains 15% or more of our outstanding common stock or (2) the final expiration date of the rights agreement. The redemption price under our rights agreement is $0.01 per right, subject to adjustment. The right to exercise the rights will terminate upon the action of our board ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

     Holders of rights will have no rights as our stockholders including the right to vote or receive dividends, simply by virtue of holding the rights.

     Our rights agreement provides that the provisions of the rights agreement may be amended by the board of directors prior to 10 days after someone acquires or commences a tender offer for 15% of our outstanding common stock without the approval of the holders of the rights. However, after that date, the rights agreement may not be amended in any manner which would adversely effect the interests of the holders of the rights, excluding the interests of any acquiror. In addition, our rights agreement provides that no amendment may be made to adjust the time period governing redemption at a time when the rights are not redeemable.

     Our rights agreement contains rights that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board to negotiate with an acquiror on behalf of all the stockholders. In addition, the rights should not interfere with a proxy contest.

                          TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 40 Wall Street, New York, New York 10005, and its telephone number at this location is (212) 936-5100.


                                    LISTING

     Our common stock will be listed on the Nasdaq National Market under the trading symbol "TSCM".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since no shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of 25,075,037 shares of our common stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

     As a result of the contractual restrictions described below and the provisions of Rule 144, the restricted securities will be available for sale in the public market subject to the volume limitations and other conditions of Rule 144. The shares could be available for resale immediately upon the expiration of the 180-day lock-up period.

                               LOCK-UP AGREEMENTS


     All of our officers and directors and substantially all of our stockholders have signed lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Goldman, Sachs & Co.


                                    RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

o 1% of the number of shares of common stock then outstanding, which will equal approximately 250,750 shares immediately after this offering; or

o the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

                                  RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

                                 STOCK OPTIONS


     Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering 4,400,000 shares of common stock reserved for issuance under the 1998 Stock Incentive Plan. The registration statement will become effective automatically upon filing. As of March 31, 1999, options to purchase 2,632,321 shares of common stock were issued and outstanding of which 142,667 shares have vested. Accordingly, shares registered under the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire. See "Description of Capital Stock--Registration Rights".


                              REGISTRATION RIGHTS

     Upon completion of this offering, the holders of 3,558,043 shares of our common stock, or their transferees, are entitled to request that we register their shares under the Securities Act. After these shares are registered, they will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock--Registration Rights".

                                    LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

     The financial statements of TheStreet.com, Inc. as of December 31, 1997 and 1998 and for the period from June 18, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS


     In July 1998, we decided to replace Anchin, Block & Anchin LLP with Arthur Andersen LLP as our independent public accountants to audit financial statements for the period from June 18, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and December 31, 1998. The decision to change independent public accountants from Anchin, Block & Anchin LLP to Arthur Andersen LLP was approved by our board of directors.


     We believe, and have been advised by Anchin, Block & Anchin LLP that it concurs in such belief, that, for the period from June 18, 1996 (inception) through December 31, 1997, we and Anchin, Block & Anchin LLP did not have any disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Anchin, Block & Anchin LLP would have caused it to make reference in connection with its report on our financial statements to the subject matter of the disagreement.

     The report of Anchin, Block & Anchin LLP on our financial statements for the period from June 18, 1996 (inception) through December 31, 1997 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During that period there were no "reportable events" within the meaning of
Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Act.

                             ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to TheStreet.com and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedule filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits and schedule filed therewith may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                              THESTREET.COM, INC.
                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants...................................................................    F-2

Balance Sheets as of December 31, 1997 and 1998............................................................    F-3

Statements of Operations for the Period from
  June 18, 1996 (Inception) to December 31, 1996
  and the Years Ended December 31, 1997 and 1998...........................................................    F-4

Statements of Stockholders' Equity (Deficit) for the
  Period from June 18, 1996 (Inception) to December 31, 1996
  and the Years Ended December 31, 1997 and 1998...........................................................    F-5

Statements of Cash Flows for the Period from
  June 18, 1996 (Inception) to December 31, 1996 and
  the Years Ended December 31, 1997 and 1998...............................................................    F-6

Notes to Financial Statements..............................................................................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TheStreet.com, Inc.:

We have audited the accompanying balance sheets of TheStreet.com, Inc. (a Delaware corporation), as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from June 18, 1996 (inception) to December 31, 1996 and the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TheStreet.com, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from June 18, 1996 (inception) to December 31, 1996 and the two years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New York, New York
February 9, 1999

                              THESTREET.COM, INC.
                                 BALANCE SHEETS


                                                                                                    PRO FORMA
                                                                   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                       1997            1998            1998
                                                                   ------------    ------------    ------------
                                                    ASSETS
CURRENT ASSETS:
Cash and cash equivalents.......................................   $    156,692    $ 24,611,958
Accounts receivable, net of allowance for doubtful accounts of
  $0 and $40,000 as of December 31, 1997 and 1998,
  respectively..................................................        130,699         811,419
Other receivables and unbilled revenue..........................             --         663,137
Prepaid expenses and other current assets.......................         27,455         687,639
                                                                   ------------    ------------
     Total current assets.......................................        314,846      26,774,153

Property and equipment, net of accumulated depreciation and
  amortization of $162,632 and $78,110 as of December 31, 1997
  and 1998, respectively........................................        495,697         599,937
Other assets....................................................        100,251         207,329
                                                                   ------------    ------------
     Total assets...............................................   $    910,794    $ 27,581,419
                                                                   ------------    ------------
                                                                   ------------    ------------
                                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Line of credit..................................................   $         --    $      3,333
Accounts payable................................................        691,800       1,927,065
Accrued expenses................................................        789,887       1,250,577
Deferred revenue................................................        176,125         675,513
                                                                   ------------    ------------
     Total current liabilities..................................      1,657,812       3,856,488
Deferred rent...................................................         74,825         200,636
Long-term debt..................................................      6,335,000              --
                                                                   ------------    ------------
     Total liabilities..........................................      8,067,637       4,057,124
                                                                   ------------    ------------
Redeemable convertible Series B preferred stock; $0.01 par
  value; 9 1/2% cumulative; 0 and 345,366 shares issued and
  outstanding in 1997 and 1998, respectively; none outstanding
  on a pro forma basis..........................................             --      21,106,898    $         --
STOCKHOLDERS' EQUITY (DEFICIT):
  Common Stock; $0.01 par value; 100,000,000 shares authorized,
     6,060,606 and 13,763,838 shares issued and outstanding at
     December 31, 1997 and 1998, respectively; 17,762,343 shares
     outstanding on a pro forma basis...........................         60,606         137,638         177,623
  Convertible Preferred Stock--
     Series A; $0.01 par value; 9 1/2% cumulative; 1,500 and
       118,441 shares issued and outstanding in 1997 and 1998,
       respectively; none outstanding on a pro forma basis......             15           1,184              --
     Series C; $0.01 par value; 1,500 shares issued and
       outstanding in 1997 and 1998; none outstanding on a pro
       forma basis..............................................             15              15              --
  Additional paid-in capital....................................        280,364      16,349,199      37,417,311
  Deferred compensation.........................................             --      (1,578,000)     (1,578,000)
  Accumulated deficit...........................................     (7,497,843)    (12,492,639)    (12,492,639)
                                                                   ------------    ------------    ------------
     Total stockholders' equity (deficit).......................     (7,156,843)      2,417,397    $ 23,524,295
                                                                   ------------    ------------    ------------
     Total liabilities and stockholders' equity (deficit).......   $    910,794    $ 27,581,419
                                                                   ------------    ------------
                                                                   ------------    ------------


      The accompanying notes are an integral part of these balance sheets.

                              THESTREET.COM, INC.
                            STATEMENTS OF OPERATIONS


                                                                     FOR THE
                                                                   PERIOD FROM
                                                                    JUNE 18,
                                                                      1996
                                                                   (INCEPTION)        FOR THE YEARS ENDED
                                                                       TO                 DECEMBER 31
                                                                   DECEMBER 31    ---------------------------
                                                                      1996           1997            1998
                                                                   -----------    -----------    ------------
Net revenues:
  Advertising revenues..........................................   $        --    $   117,652    $  2,544,409
  Subscription revenues.........................................            --        320,682       1,685,446
  Other revenues................................................            --        150,400         393,511
                                                                   -----------    -----------    ------------
     Total net revenues.........................................            --        588,734       4,623,366
Cost of revenues................................................       297,830      1,146,383       3,955,270
                                                                   -----------    -----------    ------------
     Gross profit (loss)........................................      (297,830)      (557,649)        668,096
                                                                   -----------    -----------    ------------
Operating expenses:
  Product development expenses..................................       468,909        402,379       2,346,354
  Sales and marketing expenses..................................       397,508      2,188,968       9,204,711
  General and administrative expenses...........................       547,522      2,209,707       5,158,158
  Noncash compensation expense..................................            --             --          90,000
                                                                   -----------    -----------    ------------
     Total Operating expenses...................................     1,413,939      4,801,054      16,799,223
                                                                   -----------    -----------    ------------
     Loss from operations.......................................    (1,711,769)    (5,358,703)    (16,131,127)
Interest expense, net of interest income of $0, $0 and $161,423
  in 1996, 1997 and 1998, respectively..........................        21,623        405,748         227,324
                                                                   -----------    -----------    ------------
     Loss before provision for income taxes.....................    (1,733,392)    (5,764,451)    (16,358,451)
Provision for income taxes......................................            --             --              --
                                                                   -----------    -----------    ------------
     Net loss...................................................   $(1,733,392)   $(5,764,451)   $(16,358,451)
                                                                   -----------    -----------    ------------
                                                                   -----------    -----------    ------------
Net loss per share--basic and diluted...........................   $     (0.29)   $     (0.95)   $      (2.13)
                                                                   -----------    -----------    ------------
                                                                   -----------    -----------    ------------
Weighted average basic and diluted shares outstanding...........     6,060,606      6,060,606       8,575,128
                                                                   -----------    -----------    ------------
                                                                   -----------    -----------    ------------
Pro forma per share data (unaudited):
  Pro forma net loss per share--basic and diluted...............   $     (0.28)   $     (0.95)   $      (1.65)
                                                                   -----------    -----------    ------------
                                                                   -----------    -----------    ------------
  Pro forma weighted average basic and diluted shares
     outstanding................................................     6,085,606      6,085,606       9,923,454
                                                                   -----------    -----------    ------------
                                                                   -----------    -----------    ------------


        The accompanying notes are an integral part of these statements.

                              THESTREET.COM, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
       FOR THE PERIOD FROM JUNE 18, 1996 (INCEPTION) TO DECEMBER 31, 1996
                 AND THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                                                          CONVERTIBLE PREFERRED STOCK
                                                                     -------------------------------------
                                                  COMMON STOCK            SERIES A           SERIES C       ADDITIONAL
                                              ---------------------  ------------------  -----------------    PAID-IN
                                                SHARES    PAR VALUE  SHARES   PAR VALUE  SHARES  PAR VALUE    CAPITAL
                                              ----------  ---------  -------  ---------  ------  ---------  -----------
Balance at June 18, 1996 (inception).........         --  $      --       --   $    --      --      $--     $        --
  Issuance of Common Stock...................  6,060,606     60,606    1,500        15   1,500       15         239,364
  Net loss...................................         --         --       --        --      --       --              --
                                              ----------  ---------  -------   -------   ------     ---     -----------
Balance at December 31, 1996.................  6,060,606     60,606    1,500        15   1,500       15         239,364
  Issuance of warrants.......................         --         --       --        --      --       --          41,000
  Net loss...................................         --         --       --        --      --       --              --
                                              ----------  ---------  -------   -------   ------     ---     -----------
Balance at December 31, 1997.................  6,060,606     60,606    1,500        15   1,500       15         280,364
  Issuance of common stock...................    181,818      1,818       --        --      --       --           3,637
  Capital contribution.......................         --         --       --        --      --       --         375,000
  Net loss from January 1, 1998 through
    May 7, 1998..............................         --         --       --        --      --       --              --
  Termination of LLC.........................         --         --       --        --      --       --     (12,815,014)
  Conversion of debt to equity...............         --         --  116,941     1,169      --       --      11,692,786
  Net proceeds from private placement in May
    1998.....................................  3,418,333     34,183       --        --      --       --       2,700,483
  Net proceeds from private placement in
    December 1998............................  4,072,778     40,728       --        --      --       --      12,177,606
  Recognition of deferred compensation ......         --         --       --        --      --       --       1,668,000
  Noncash compensation expense...............         --         --       --        --      --       --              --
  Accretion of Redeemable Convertible
    Series B Preferred Stock to redemption
    value....................................         --         --       --        --      --       --         481,270
  Exercise of options........................     30,303        303       --        --      --       --             606
  Preferred Stock dividends..................         --         --       --        --      --       --         747,001
  Net loss from May 8, 1998 through
    December 31, 1998........................         --         --       --        --      --       --              --
                                              ----------  ---------  -------   -------   ------     ---     -----------
Balance at December 31, 1998................. 13,763,838  $ 137,638  118,441   $ 1,184   1,500      $15     $16,349,199
                                              ----------  ---------  -------   -------   ------     ---     -----------
                                              ----------  ---------  -------   -------   ------     ---     -----------


                                                                              TOTAL
                                                                           STOCKHOLDERS'
                                               ACCUMULATED     DEFERRED       EQUITY
                                                 DEFICIT     COMPENSATION   (DEFICIT)
                                               ------------  ------------  -------------
Balance at June 18, 1996 (inception).........  $         --  $        --    $        --
  Issuance of Common Stock...................            --           --        300,000
  Net loss...................................    (1,733,392)          --     (1,733,392)
                                               ------------  ------------   -----------
Balance at December 31, 1996.................    (1,733,392)          --     (1,433,392)
  Issuance of warrants.......................            --           --         41,000
  Net loss...................................    (5,764,451)          --     (5,764,451)
                                               ------------  ------------   -----------
Balance at December 31, 1997.................    (7,497,843)          --     (7,156,843)
  Issuance of common stock...................            --           --          5,455
  Capital contribution.......................            --           --        375,000
  Net loss from January 1, 1998 through
    May 7, 1998..............................    (5,317,171)          --     (5,317,171)
  Termination of LLC.........................    12,815,014           --             --
  Conversion of debt to equity...............            --           --     11,693,955
  Net proceeds from private placement in May
    1998.....................................            --           --      2,734,666
  Net proceeds from private placement in
    December 1998............................            --           --     12,218,334
  Recognition of deferred compensation ......            --   (1,668,000)            --
  Noncash compensation expense...............            --       90,000         90,000
  Accretion of Redeemable Convertible
    Series B Preferred Stock to redemption
    value....................................            --           --       (481,270)
  Exercise of options........................            --           --            909
  Preferred Stock dividends..................    (1,451,359)          --       (704,358)
  Net loss from May 8, 1998 through
    December 31, 1998........................   (11,041,280)          --    (11,041,280)
                                               ------------  ------------   -----------
Balance at December 31, 1998.................  $(12,492,639) $(1,578,000)   $ 2,417,397
                                               ------------  ------------   -----------
                                               ------------  ------------   -----------


        The accompanying notes are an integral part of these statements.

                              THESTREET.COM, INC.
                            STATEMENTS OF CASH FLOWS


                                                                     FOR THE
                                                                   PERIOD FROM
                                                                  JUNE 18, 1996          FOR THE YEARS ENDED
                                                                  (INCEPTION) TO             DECEMBER 31
                                                                   DECEMBER 31       ----------------------------
                                                                      1996              1997             1998
                                                                  ---------------    -----------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.....................................................     $(1,733,392)     $(5,764,451)    $(16,358,451)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Noncash compensation expense...............................              --               --           90,000
    Allowance for doubtful accounts............................              --               --           40,000
    Depreciation and amortization..............................          15,158          158,884          244,505
    Noncash expense for warrants...............................              --           41,000               --
    Increase in accounts receivable............................              --         (130,699)        (720,720)
    Increase in other receivables and unbilled revenue.........              --               --         (663,137)
    (Increase) decrease in prepaid expenses and other current
      assets...................................................         (85,509)          58,054         (660,184)
    Increase in other assets...................................         (21,635)         (63,659)        (122,035)
    Increase in accounts payable and accrued expenses..........         378,924        1,102,763        1,695,955
    Increase in deferred revenue...............................              --          176,125          499,388
    Increase in deferred rent..................................          24,087           50,738          125,810
                                                                    -----------      -----------     ------------
         Net cash used in operating activities.................      (1,422,367)      (4,371,245)     (15,828,869)
                                                                    -----------      -----------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.........................................        (172,901)        (490,429)        (333,787)
  Organization costs...........................................         (21,366)              --               --
                                                                    -----------      -----------     ------------
         Net cash used in investing activities.................        (194,267)        (490,429)        (333,787)
                                                                    -----------      -----------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock.......................         300,000               --            6,364
  Net borrowings under line of credit..........................              --               --            3,333
  Proceeds from notes payable..................................       1,335,000        5,500,000        5,733,955
  Repayment of notes payable...................................              --         (500,000)              --
  Net proceeds from private placements.........................              --               --       34,874,270
                                                                    -----------      -----------     ------------
         Net cash provided by financing activities.............       1,635,000        5,000,000       40,617,922
                                                                    -----------      -----------     ------------
         Net increase in cash..................................          18,366          138,326       24,455,266
Cash and cash equivalents, beginning of period.................              --           18,366          156,692
                                                                    -----------      -----------     ------------
Cash and cash equivalents, end of period.......................     $    18,366      $   156,692     $ 24,611,958
                                                                    -----------      -----------     ------------
                                                                    -----------      -----------     ------------
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
    Income taxes...............................................              --               --               --
    Interest...................................................              --               --     $      3,098
Supplemental Disclosure of Noncash Investing Activities:
  During 1998, the holder of a note payable by the Company
    contributed $375,000 of principal to the Company as an
    equity contribution........................................
  During 1998, the holders of certain notes payable by the
    Company converted $11,693,955 of outstanding principal and interest, into 116,941 of Series A 9 1/2% Cumulative
    Convertible Preferred Stock................................
  During 1998, the Company entered into a sale-leaseback
    transaction for certain of its computers and furniture and fixtures. The transaction resulted in a deferred loss of
    $197,429 which will be recognized in proportion to the rent expense under the operating lease over a three-year
    period.....................................................


        The accompanying notes are an integral part of these statements.

                              THESTREET.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

     TheStreet.com, Inc. (the "Company") is a leading web-based provider of original, timely, comprehensive and trustworthy financial news, commentary and information aimed at helping readers make informed investment decisions. The Company combines the most important qualities of traditional print journalism--accuracy, intelligence, fairness and wit--with the web's advantages as a financial news medium--timeliness, interactivity and global distribution.


     The Company was formed on June 18, 1996 in the state of Delaware as a limited liability company ("LLC"). On May 7, 1998, the Company's Board of Directors approved the reorganization of the LLC into a C corporation. Accordingly, holders of Class C membership units were converted into 181.81818 shares of Common Stock for each unit. In addition, Class A and Class B membership units were converted to Series A 9 1/2% Cumulative Preferred Stock and Series C Preferred Stock at a ratio of one preferred share for each $100 of Class A and Class B membership units, respectively. Class D and Class E membership units were converted to Series A 9 1/2% Cumulative Preferred Stock ("Series A Preferred Stock") at a ratio of one preferred share per $100 of Class D and Class E membership units. All share and per share data has been retroactively adjusted to reflect the reorganization and the one-for-three reverse stock split (see Note 11).


     The Pro Forma December 31, 1998 information reflected in the accompanying balance sheet reflects the conversion of all Convertible Preferred Stock plus accrued dividends into Common Stock upon completion of the proposed initial public offering (see Note 11).


     The Company is proposing an initial public offering of up to 5,500,000 shares of Common Stock excluding the overallotment. See "Risk Factors" in the accompanying prospectus.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, specifically for allowance for doubtful accounts for accounts receivable and the useful lives of fixed assets, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company generates its revenues primarily from subscriptions and advertising.

     Subscription revenues represent customer subscriptions that provide subscribers access to financial news, commentary and information. Subscriptions are generally charged to customers' credit cards or are charged directly to companies that subscribe to the service. These are generally billed in advance on a monthly, quarterly or annual basis. Revenue from subscriptions is recognized ratably over the subscription period. Deferred revenue relates to subscription fees for which amounts have been collected but for which revenue has not been recognized.

     Advertising revenue, derived from the sale of sponsorship and banner and email advertisements and on the Company's web site, is recognized ratably in the period the advertising is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions" or

                              THESTREET.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(1) ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
times that an advertisement is viewed by users of the Company's web site. Such amounts are recognized as revenue in the month earned.

     Other revenues consist primarily of content syndication fees. In 1997, other revenues entirely consisted of revenues derived from a syndication and hosting partnership with ABCNEWS.com and Starwave (an affiliate of ABCNEWS.com). Pursuant to this arrangement, the Company agreed to syndicate a portion of its news content to ABCNEWS.com in return for technology and hosting services from Starwave. The fair value of the content delivered and the fair value of the technology and hosting services were both estimated by management to be approximately $300,000 during 1998 and, therefore, no gain or loss was recognized as a result of these transactions.

CASH AND CASH EQUIVALENTS

     The Company considers all short-term marketable equity securities with a maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets (3 years for computer equipment and 5-7 years for furniture and fixtures).

ACCOUNTING FOR LONG-LIVED ASSETS

     The Company accounts for long-lived assets under the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). SFAS No. 121 establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable tangibles to be disposed of. Management has performed a review of all long-lived assets and has determined that no impairment of the respective carrying values has occurred as of December 31, 1998.

INCOME TAXES

     The Company was organized on June 18, 1996 as a limited liability company for Federal and state income tax purposes. Accordingly, the Company was treated as a partnership and the net losses of the Company were included in the individual tax returns of the members. On May 7, 1998, the Company converted from an LLC to a C corporation. At the time of the conversion, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts and other receivables, and accounts payable approximate fair value due to the short-term maturity of these instruments. The carrying amounts of outstanding borrowings approximate fair value.

                              THESTREET.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(1) ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
BUSINESS CONCENTRATIONS AND CREDIT RISK

     Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains cash with various financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. The Company's clients are primarily concentrated in the United States. The Company performs ongoing credit evaluations, generally does not require collateral, and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date, such losses have been within management's expectations.

NET LOSS PER COMMON SHARE

     Historical--

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings Per Share", and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS No. 128 and SAB No. 98, basic net loss per common share ("Basic EPS") is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted net loss per common share ("Diluted EPS") is computed by dividing net loss by the weighted average number of common shares and dilutive common share equivalents then outstanding.

     Pro forma--

     Pro forma net loss per share is calculated assuming conversion of all Convertible Preferred Stock and accumulated dividends which converts automatically upon the completion of the initial public offering (see Note 11).

ADVERTISING COSTS

     Advertising costs are expensed as incurred. The Company expenses the production costs of advertising the first time the advertising takes place. For the period from June 18, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998, advertising costs were $57,709, $1,797,728 and $5,668,463, respectively.

STOCK-BASED COMPENSATION

     The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and elected to continue the accounting set forth in Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). The Company has provided the necessary pro forma disclosures as if the fair value method had been applied (Note 7).

NEW ACCOUNTING PRONOUNCEMENTS


     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This statement establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement is effective for financial statements for periods beginning after December 15, 1997 and need not be applied to interim periods in the initial year of application. Comparative information for earlier years presented is to be restated. The Company does not believe it operates in more than one segment. The chief operating

                              THESTREET.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(1) ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

decision maker allocates resources and assesses the performance associated with advertising, subscription or other activities on a single-segment basis.


(2) NET LOSS PER SHARE

     As discussed in Note 1, historical net loss per share is calculated in accordance with SFAS No. 128. The following table reconciles the numerator and denominator for the calculation:


                                                        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                            1996            1997            1998
                                                        ------------    ------------    ------------
Numerator:
  Net loss...........................................   $ (1,733,392)   $ (5,764,451)   $(16,358,451)
  Preferred Stock dividends..........................             --              --      (1,451,359)
  Accretion of Redeemable Convertible Series B
     Preferred Stock.................................             --              --        (481,270)
                                                        ------------    ------------    ------------
          Net loss available to common
            shareholders.............................   $ (1,733,392)   $ (5,764,451)   $(18,291,080)
                                                        ------------    ------------    ------------
                                                        ------------    ------------    ------------
Denominator:
  Weighted average basic and diluted shares
     outstanding.....................................      6,060,606       6,060,606       8,575,128
                                                        ------------    ------------    ------------
                                                        ------------    ------------    ------------
Net loss per share--basic and diluted................   $      (0.29)   $      (0.95)   $      (2.13)
                                                        ------------    ------------    ------------
                                                        ------------    ------------    ------------


     Pro forma net loss per share is calculated assuming conversion of the Convertible Preferred Stock and accumulated dividends into Common Stock in connection with the proposed initial public offering as follows:


                                                        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                            1996            1997            1998
                                                        ------------    ------------    ------------
Numerator--Pro forma:
  Net loss available to common shareholders..........   $ (1,733,392)   $ (5,764,451)   $(18,291,080)
  Preferred Stock dividends..........................             --              --       1,451,359
  Accretion of Redeemable Convertible Series B
     Preferred Stock.................................             --              --         481,270
                                                        ------------    ------------    ------------
          Pro forma net loss.........................   $ (1,733,392)   $ (5,764,451)   $(16,358,451)
                                                        ------------    ------------    ------------
                                                        ------------    ------------    ------------
Denominator--Pro forma:
  Weighted average basic and diluted shares
     outstanding.....................................      6,060,606       6,060,606       8,575,128
  Assumed conversion of--
     Redeemable convertible and convertible Preferred
       Stock.........................................         25,000          25,000       1,272,496
     Preferred Stock dividends.......................             --              --          75,830
                                                        ------------    ------------    ------------
          Pro forma basic and diluted weighted
            average shares outstanding...............      6,085,606       6,085,606       9,923,454
                                                        ------------    ------------    ------------
                                                        ------------    ------------    ------------
Pro forma net loss per share--basic and diluted......   $      (0.28)   $      (0.95)   $      (1.65)
                                                        ------------    ------------    ------------
                                                        ------------    ------------    ------------


     Outstanding options of 0, 0 and 1,497,286 for the periods ended December 31, 1996, 1997 and 1998, respectively, have been excluded from the above calculations as they would be antidilutive.

                              THESTREET.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(3) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                 DECEMBER 31,    DECEMBER 31,
                                                                    1997            1998
                                                                 ------------    ------------
Computer equipment............................................     $373,089        $548,501
Furniture and fixtures........................................      285,240         129,546
                                                                   --------        --------
                                                                    658,329         678,047
Less accumulated depreciation and amortization................     (162,632)        (78,110)
                                                                   --------        --------
Property and equipment, net...................................     $495,697        $599,937
                                                                   --------        --------
                                                                   --------        --------

     Depreciation and amortization expense aggregated $13,022, $154,611 and $229,547, respectively, for the period ending December 31, 1996, and the years ending 1997 and 1998.

     During 1998, the Company entered into a sale leaseback transaction. Under this transaction, assets with a net book value of $944,092 were sold at a loss of $197,429. This loss is being recognized over the lease term (three years).

(4) ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                 DECEMBER 31,    DECEMBER 31,
                                                                    1997            1998
                                                                 ------------    ------------
Accrued bonuses...............................................     $136,157       $  565,794
Accrued other.................................................      226,359          162,719
Accrued consulting fees.......................................           --          322,064
Accrued financing costs.......................................           --          200,000
Accrued interest..............................................      427,371               --
                                                                   --------       ----------
                                                                   $789,887       $1,250,577
                                                                   --------       ----------
                                                                   --------       ----------

(5) LONG-TERM DEBT AND LINE OF CREDIT

     In September 1998, the Company entered into a line of credit agreement with a bank and had available borrowings under the agreement of up to the lesser of $2,000,000 or 80% of eligible accounts receivable, as defined. The borrowings ($3,333 at December 31, 1998) bear interest at the bank's prime lending rate (8.5% at December 31, 1998). Interest is payable monthly and the agreement matures in September 1999. The agreement includes certain financial covenants. As of December 31, 1997, the Company had long-term debt as follows:

Note payable--members, due June 1, 1999, interest at prime plus 1% and payable
  beginning January 1, 1998....................................................  $   4,835,000
Note payable--other, due June 1, 1999, interest at prime plus 1% and payable
  beginning January 1, 1998....................................................      1,500,000
                                                                                 -------------
                                                                                 $   6,335,000
                                                                                 -------------
                                                                                 -------------

     The Note payable--members includes borrowings from the founders of the Company. During 1996 and 1997, the founders loaned $1,335,000 and $4,000,000, respectively, to the Company. During 1997, the Company repaid $500,000 of such borrowings. The borrowings were used for working capital purposes.

     During 1998, additional funds were advanced to the Company under Note payable--members and interest continued to accrue on all notes payable.

                              THESTREET.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND LINE OF CREDIT--(CONTINUED)
     In April 1998, the holder of the Note payable--other forgave $375,000 of principal in consideration of certain membership units under the limited liability company. The units were given to the holder by two members from existing membership interests of the Company. There were no new membership interests issued by the Company as a result of this transaction.

     In May 1998, the Note payable--members of $10,443,342, including accrued interest, and the Note payable--other of $1,250,613, including accrued interest, were converted into Class D and Class E membership interests. Subsequent thereto, the membership interests were converted into 116,941 shares of Series A 9 1/2% cumulative preferred stock.

(6) INCOME TAXES

     On May 7, 1998, the Company converted from an LLC to a C corporation for Federal and state income tax purposes. For the period from May 7, 1998 to December 31, 1998, the Company incurred approximately $10.9 million of net operating loss carryforwards available to offset future taxable income through 2013.

     In accordance with SFAS No. 109, the Company recognized a deferred tax asset of $4.3 million primarily resulting from the above mentioned net operating loss carryforward. A full valuation allowance has been recorded related to the deferred tax asset as a result of management's uncertainty as to the realization of such asset. Accordingly, no provision has been recorded. There are no other significant temporary differences.

     Had the Company applied the provisions of SFAS 109 for the period from inception through May 7, 1998 the Company would have recorded a deferred tax asset, primarily from net operating loss carryforwards and a corresponding full valuation allowance.

(7) STOCKHOLDERS' EQUITY (DEFICIT)


     The total number of shares of all classes of stock which the Corporation is authorized to issue is 110,000,000, consisting of 10,000,000 shares of preferred stock, par value of $0.01 per share and 100,000,000 shares of common stock, par value of $0.01 (see Note 11).


1998 PRIVATE PLACEMENTS


     In May 1998, the Company raised approximately $10 million of gross proceeds by completing a private placement of 101,475 shares of Redeemable Convertible Series B 9 1/2% Cumulative Preferred Stock ("Series B Preferred Stock") and 3,418,333 shares of Common Stock to a group of investors. In connection with the transaction, the Company granted the purchasers of such stock certain registration rights.


     At such time, the Company also entered into a Stockholders' Agreement with such stockholders which, by its terms, will terminate upon the consummation of the initial public offering. Subject to certain conditions, the shares of each series of the Convertible Preferred Stock and dividends carry the following rights and will automatically convert into Common Stock as follows:


          The Series A and B Preferred Stock accumulate dividends annually at $9.50 per share. These shares are senior to Common Stock and Series C Convertible Preferred Stock ("Series C Preferred Stock") and are pari passu to one another. The shares have no voting rights and a liquidation preference of $100 per share plus accumulated dividends. The shares plus any accrued and unpaid dividends mandatorily convert to Common Stock upon a qualified initial public offering ("IPO") at the liquidation preference payment divided by the IPO price. The Series B Preferred Stock also has a redemption feature whereby, at the option of the holder, the Series B Preferred

                              THESTREET.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(7) STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED)

     Stock may be redeemed at the liquidation value of $100 per share plus accumulated dividends. The shares are redeemable one third per year beginning in June 2003 through June 2005. During 1998, the Company recorded approximately $481,000 as a charge to additional paid in capital to accrete the Series B Preferred Stock to its redemption value. In addition, the Series B Preferred Stock has been increased by accumulated dividends which are payable under the redemption feature.



          The Series C Convertible Preferred Stock is senior only to the Common Stock. These shares have no voting rights and a liquidation preference of $100 per share. The shares mandatorily convert to common stock upon an IPO at the liquidation preference payment divided by the IPO price.



     In December 1998, the Company raised approximately $25 million of gross proceeds by completing a private placement of 243,891 shares of Series B Preferred Stock and 4,072,778 shares of Common Stock to a group consisting of certain existing stockholders and other investors. As of December 31, 1998, approximately $525,000 of the proceeds had not yet been received and is reflected in other receivables in the accompanying balance sheet. In connection with this transaction the Company amended and restated the Registration Rights Agreement and the Stockholders' Agreement in each case to include, among other things, the new purchasers.


REGISTRATION RIGHTS

     In December 1998, the Company entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with existing stockholders pursuant to which the Company granted certain registration rights in respect of certain shares of Common Stock held by the existing stockholders. Such stockholders are hereinafter referred to as the "existing stockholders". Pursuant to the Registration Rights Agreement, at any time, on or after the first anniversary of the IPO, certain existing stockholders of Common Stock may request the Company to register all or any portion of the Common Stock purchased by the existing stockholders in the Private Placements (hereinafter referred to as the "Restricted Stock"). However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $500,000.

     In addition, the holders of Restricted Stock will have certain "piggyback" registration rights. If the Company proposes to register and common stock under the Securities Act of 1933 each holder of Restricted Stock may require the Company to include all or a portion of their Restricted Stock in such registration, provided however, that the managing underwriter, if any, of such offering has certain rights to limit the number of Restricted Stock proposed to be included in such registration.

STOCK OPTIONS

     Under the terms of the Company's 1998 Stock Option and Incentive Plan (the "Stock Option Plan"), 2,527,272 shares of common stock of the Company have been reserved for incentive stock options, nonqualified stock options (incentive and nonqualified stock options are collectively referred to as "Options"), restricted stock, or any combination thereof. Awards may be granted to such directors, employees and consultants of the Company as the Compensation Committee of the Board of Directors shall in its discretion select. Only employees of the Company are eligible to receive grants of incentive stock options.

                              THESTREET.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(7) STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED)
     Had compensation for the Stock Option Plan been determined consistent with the provisions of SFAS No. 123, the effect on the Company's net loss and basic and diluted net loss per share would have been changed to the following pro forma amounts:


                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                                    1998
                                                                                ------------
Net loss, as reported........................................................   $(16,358,451)
                                                                                ------------
                                                                                ------------
Net loss, pro forma..........................................................   $(16,360,457)
                                                                                ------------
                                                                                ------------
Basic and diluted loss per share, as reported................................   $      (2.13)
                                                                                ------------
                                                                                ------------
Basic and diluted loss per share, pro forma..................................   $      (2.13)
                                                                                ------------
                                                                                ------------


     A summary of the activity of the Stock Option Plan for the year ended December 31, 1998 is as follows:

                                                                                 WEIGHTED
                                                                   NUMBER OF     AVERAGE
                                                                    SHARES      EXERCISE PRICE
                                                                   ---------    --------------
Options outstanding, January 1, 1998............................          --        $   --
  Options granted...............................................   1,663,953          0.12
  Options exercised.............................................     (30,303)         0.03
  Options cancelled.............................................    (136,364)         0.03
                                                                   ---------
Options outstanding, December 31, 1998..........................   1,497,286          0.12
                                                                   ---------
                                                                   ---------

     During 1998, the Company entered into an agreement with one of its stockholders whereby the stockholder agreed to provide the shares of Common Stock due the optionholder upon the optionholder's exercise. During 1998, the stockholder delivered 136,364 shares upon exercise of the options which are reflected as cancellations in the above table. As of December 31, 1998, there are 60,606 options outstanding included in the above table for which the stockholder is responsible. These options will be vested in 1999.

     There were no options granted prior to January 1, 1998. As of December 31, 1998, 50,167 of the above options were exercisable. The above options vest up to a four-year period and have terms not to exceed 10 years. Generally, options are granted at fair market value with exercise prices determined by the Company's Compensation Committee. For options granted at less than fair market value, a compensation charge will be recognized for the difference between the exercise price and fair market value over the vesting period.

     The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                             DECEMBER 31,
                                                                1998
                                                             ------------
Expected option lives.....................................     4 years
Risk-free interest rates..................................         6.0%
Expected volatility.......................................           0%
Dividend yield............................................           0%

     Because the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility in addition to factors described in the above table, the results may not be representative of future periods.

                              THESTREET.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(7) STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED)
     The following table summarizes information about options outstanding at December 31, 1998:

                                                               OPTIONS OUTSTANDING
                                                   -------------------------------------------
                                                                  WEIGHTED
                                                                  AVERAGE
                                                   NUMBER OF     REMAINING       WEIGHTED
                                                     SHARES      CONTRACTUAL     AVERAGE
RANGE OF EXERCISE PRICE                            OUTSTANDING      LIFE        EXERCISE PRICE
------------------------------------------------   ----------    -----------    --------------
$0.03-0.033.....................................      388,788    4.7 years          $ 0.03
 0.15...........................................    1,106,832    5.8 years            0.15
 3.00...........................................        1,666    5.0 years            3.00
                                                   ----------
                                                    1,497,286
                                                   ----------
                                                   ----------




DEFERRED COMPENSATION



     During 1998, the Company granted stock options with exercise prices which were less than fair market value of the underlying shares of common stock on the date of grant. As a result, the Company has recorded deferred compensation of approximately $1,668,000 as of December 31, 1998. This amount will be recognized as noncash compensation expense over the vesting period of the options (2 to 4 years).


(8) COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company is committed under operating leases, principally for office space and equipment. Certain leases are subject to rent reviews and require payment of expenses under escalation clauses. Rent expense and equipment rental were $40,820, $160,257 and $700,073, respectively, for the three years ended December 31, 1998. Future minimum base rents under terms of noncancelable operating leases are as follows for the years ending December 31:

  1999.....................................................   $2,278,997
  2000.....................................................      492,145
  2001.....................................................      464,866
  2002.....................................................      474,796
  2003.....................................................      429,036
  Thereafter...............................................    1,642,356

     A company controlled by a shareholder has guaranteed obligations under the operating lease for the Company's office space. Subsequent to year end, the Company released the shareholder of this obligation after providing a letter of credit in the amount of approximately $1.4 million to the landlord.

LITIGATION

     The Company, from time to time, becomes involved in various routine legal proceedings in the ordinary course of its business. The Company believes that the outcome of all pending legal proceedings and unasserted claims in the aggregate will not have a material adverse effect on its results of operations, financial position or liquidity.

CONTENT AND DISTRIBUTION AGREEMENTS

     The Company has various content and distribution agreements with vendors. The agreements require the Company to provide certain content and subscriptions to the vendors in exchange for various services. The agreements expire at various dates through 2000.

                              THESTREET.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(8) COMMITMENTS AND CONTINGENCIES--(CONTINUED)
EMPLOYMENT AGREEMENTS

     The Company has employment agreements with certain of its officers. The agreements provide for payments of approximately $623,000, $350,000 and $262,000 during December 31, 1999, 2000 and 2001, respectively, and expire at various dates through September 30, 2001.

(9) EMPLOYEE BENEFIT PLAN

     Effective January 1, 1997, the Company adopted a noncontributory savings plan with a salary reduction arrangement in accordance with Section 401(k) of the Internal Revenue Code. The 401(k) plan covers all eligible employees and is funded solely by employee contributions.

(10) MAJOR CUSTOMERS

     Revenue from one customer accounted for approximately $1,007,250 (22%) of total revenue for the year ending December 31, 1998 and had $102,333 of accounts receivable outstanding at December 31, 1998.

     No customer accounted for more than 10% of revenues in 1997 and 1996.

     Substantially all of the Company's revenues have been derived from within the United States.

(11) SUBSEQUENT EVENTS (UNAUDITED)

INITIAL PUBLIC OFFERING

     The Company is contemplating an initial public offering of its securities, the shares of common stock and offering price per share to be determined.

STOCK SPLIT

     All share amounts have been retroactively adjusted to reflect the one-for-three reverse common stock split which was approved by the Company's Board of Directors on February 16, 1999. This item is subject to stockholder approval.

RIGHTS AGREEMENT

     In February 1999, the Company's Board of Directors adopted a Rights Agreement whereby certain rights to purchase preferred stock will be issued with each share of common stock issued after May 7, 1998.

EQUITY INVESTMENTS


     On February 22, 1999, the Company sold 37,728 shares of Series B Preferred Stock and 1,320,901 shares of Common Stock to the New York Times ("NYT") in exchange for $3 million in cash and $12 million of services. Under the agreement, the New York Times and its affiliates will provide $12 million of services over a four-year period in return for its ownership position. Any unused portion of these services are payable in cash. The $12 million will be reflected in equity as an advertising receivable. The Company will record advertising expense based upon the best available advertising contract rates being charged by the NYT to advertisers spending comparable amounts with a corresponding credit to the advertising receivable.


     In February 1999 the Company sold 83,333 shares of Common Stock for $1 million.

STOCK OPTION PLAN

     In March 1999, the Company increased the number of shares reserved for the issuance of stock options under the Stock Option Plan from 2,527,272 to 4,400,000.

                                  UNDERWRITING

     TheStreet.com and the underwriters named below (the "Underwriters") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Hambrecht & Quist LLC and Thomas Weisel Partners LLC are the representatives of the Underwriters.


                           Underwriters                              Number of Shares
------------------------------------------------------------------   ----------------
Goldman, Sachs & Co...............................................
Hambrecht & Quist LLC.............................................
Thomas Weisel Partners LLC........................................
                                                                        ----------
     Total........................................................       5,500,000
                                                                        ----------
                                                                        ----------


                           -------------------------

     If the Underwriters sell more than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 741,667 shares from TheStreet.com and up to an additional 83,333 shares from Mr. Kevin English, TheStreet.com's chairman of the board, chief executive officer and president, to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by TheStreet.com. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

               Paid by TheStreet.com
---------------------------------------------------
                       No Exercise    Full Exercise
                       -----------    -------------
Per Share...........      $               $
Total...............      $               $

     The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by Mr. English assuming full exercise of the Underwriters' option to purchase additional shares from Mr. English.

                                 Paid by Mr.
                                   English
                                 ------------------
Per Share.....................          $
Total.........................          $

     Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $      per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.


     TheStreet.com, and its directors, officers and substantially all of its stockholders have agreed with the Underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.


     Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the TheStreet.com and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be TheStreet.com's historical performance, estimates of the business potential and earnings prospects of the TheStreet.com, an assessment of the TheStreet.com's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The common stock will be quoted on the Nasdaq National Market under the symbol "TSCM."

     In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     A research analyst from Hambrecht & Quist is a contributor to TheStreet.com web site but does not receive any compensation.

     The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.


     At the request of TheStreet.com, the Underwriters have reserved at the initial public offering price up to approximately 305,000 shares of common stock for sale to employees, directors, friends, and persons having business relationships with TheStreet.com through a directed share program. In addition, at the request of TheStreet.com, the Underwriters have reserved at the initial public offering price up to 240,000 shares of common stock for sale through a directed share program to 5,000 U.S. residents who will be randomly selected from a pool of subscribers of TheStreet.com as of February 22, 1999. These persons will have to meet eligibility requirements of the National Association of Securities Dealers to purchase shares. The number of shares available for sale to the general public in this offering will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.



     In April 1999, TheStreet.com entered into a memorandum of understanding with News America Incorporated under which, among other things, News America will purchase $7.5 million of the common stock to be sold in the offering at a price per share equal to the initial public offering price. If the shares reserved for purchase by News America are not purchased, then these shares will be offered to the general public on the same basis as the other shares offered hereby.



     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 20 filed public offerings of equity securities, of which six have been completed, and has acted as a syndicate member in an additional eight public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.


     TheStreet.com estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,400,000.

     TheStreet.com has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

INSIDE BACK COVER

     I. Advertisement--The image of a standing man wearing a suit, facing away from the camera and hiding a knife. This advertisement includes the following text (left-hand side of page):

What corporate merger is about to get ugly?
Find out on TheStreet.com. Uncut financial news. Provocative market insight. For a Free 30 Day Trial checkout www.thestreet.com.
www.thestreet.com
1-800-996-4TSC
Also introducing TheStreet.com Intranet Service. For more information, call 1-800-562-9571.
(c) TheStreet.com, All Rights Reserved.

     II. Text Box--Headlined "Advertising" with the following text (top right-hand corner of page):

     As part of a comprehensive marketing campaign, TheStreet.com advertises in a variety of media, including cable television networks, newspapers, magazines, billboards and other web sites.

     III. Advertisement--Includes a TheStreet.com logo and below the logo four gift-wrapping bows in a line, enclosed by quotation marks. Below the pictures of bows is the following text (center of the page):

"Think Stocks Not Socks"
-Business Week, December 7, 1998

     IV. Advertisement--Includes the image of an ear and the following text (center of the page):

PSSST! WHAT'S WALL STREET
whispering?
READ (circled)
www.TheStreet.com
Get One Month Free.

     V. Text Box--Headlined "Strategic Partnerships" with the following text (bottom of the page):

     TheStreet.com builds its subscriber base and brand awareness through both subscription distribution and content syndication relationships with leading companies.

ABCNEWS.com
America Online
DLJdirect
E*TRADE
Intuit
The New York Times Co.
News America
3Com
Yahoo!

              ------------------------------------------------------
              ------------------------------------------------------
              ------------------------------------------------------
              ------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                                  Page
                                                  ----
Prospectus Summary.............................      3
Risk Factors...................................      6
Forward Looking Statements; Market Data........     15
Use of Proceeds................................     16
Dividend Policy................................     16
Corporate Information..........................     16
Capitalization.................................     17
Dilution.......................................     18
Selected Financial Data........................     19
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations....................     21
Business.......................................     28
Management.....................................     40
Certain Transactions...........................     49
Principal Stockholders.........................     51
Description of Capital Stock...................     53
Shares Eligible for Future Sale................     57
Legal Matters..................................     58
Experts........................................     58
Change in Accountants..........................     58
Additional Information.........................     58
Index to Financial Statements..................    F-1
Underwriting...................................    U-1

                            ------------------------

     Through and including            , 1999 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.


                                5,500,000 Shares

                              THESTREET.COM, INC.
                                  Common Stock
                            ------------------------

                            ------------------------
                              GOLDMAN, SACHS & CO.

                               HAMBRECHT & QUIST

                           THOMAS WEISEL PARTNERS LLC

                      Representatives of the Underwriters

              ------------------------------------------------------
              ------------------------------------------------------
              ------------------------------------------------------
              ------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by the Company. All amounts are estimates, other than the SEC registration fee, the NASD fee, and the Nasdaq listing fee.


SEC Registration fee.......................................   $   22,859
NASD fee...................................................   $    8,223
Nasdaq listing fee.........................................   $   95,000
Accounting fees and expenses...............................   $  250,000
Legal fees and expenses....................................   $  850,000
Director and officer insurance expenses....................   $  150,000
Printing and engraving.....................................   $  700,000
Transfer Agent fees and expenses...........................   $    3,500
Blue sky fees and expenses.................................   $   15,000
Miscellaneous expenses.....................................   $  305,418
                                                              ----------
  Total....................................................   $2,400,000
                                                              ----------
                                                              ----------




ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 102 of the Delaware General Corporation Law ("DGCL"), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

     Section 145 of the DGCL provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, agent or employee of the Company or is or was serving at the Company's request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' ties, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the Company, unless the court believes that in light of all the circumstances indemnification should apply.

     Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

     Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     -- for any breach of the director's duty of loyalty to TheStreet.com or its stockholders;

     -- for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     -- under the section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     -- for any transaction from which the director derived an improper personal benefit.

     These provisions are permitted under Delaware law.

     Our Amended and Restated Bylaws provide that:

     -- we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

     -- we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our Board of Directors; and

     -- we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law.

     The indemnification provisions contained in the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the Company maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since its inception, we issued and sold the following securities to certain corporate and institutional investors and high net worth individuals, including certain of our directors and officers, in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereunder:

     From our inception as a limited liability company in June 1996, until May 1998, we were financed through contributions from our founders and through loans at the prime interest rate plus 1%. In return for their contributions, our founders received certain amounts of our Class A, B, C and D membership units of the limited liability company and a lender received Class E units.

     In May 1998, our Board of Directors approved our reorganization from a limited liability company into a C Corporation. As part of this reorganization, each Class C membership unit was converted into 181.81818 shares of our common stock. In addition, our Class A and Class B membership units were converted into shares of our Series A 9 1/2% Cumulative Preferred Stock and Series C Preferred Stock at a ratio of one preferred share per $100 of both Class A and Class B membership units. Our Class D and Class E membership units were converted into shares of our Series A 9 1/2% Cumulative Preferred Stock at a ratio of one preferred share per $100 of Class D and Class E membership units.


     In May 1998, we sold 101,475 shares of our Redeemable Convertible Series B 9 1/2% Cumulative Preferred Stock ("Series B Preferred Stock") and 3,418,333 shares of our common stock to a group of investors comprising of our founders, corporate and institutional investors, venture capital funds and high net worth individuals including certain of our directors and officers for an aggregate price of approximately $10,000,000.


     In December 1998, we sold 243,891 shares of our Series B Preferred Stock and 4,072,778 shares of our common stock to a group of investors comprising of our founders, corporate and institutional investors, venture capital funds and high net worth individuals including certain of our directors and officers for an aggregate price of approximately $25,000,000.

     In February 1999, we sold 83,333 shares of our common stock to a corporate investor for an aggregate price of $1,000,000.

     In February 1999, we also sold 37,728 shares of our Series B Preferred Stock and 1,320,901 shares of our common stock to The New York Times Company for an aggregate consideration of $15,000,000 in cash and services.

     From time to time, we have granted stock options to employees. The following table sets forth information regarding the grants during the past three fiscal years:

                                                                      NUMBER OF        WEIGHTED AVERAGE
                                                                     SHARES GRANTED    EXERCISE PRICE
                                                                     --------------    ----------------
June 18, 1996 (inception) through December 31, 1996...............             --               --
January 1, 1997 through December 31, 1997.........................             --               --
January 1, 1998 through December 31, 1998.........................      1,663,953           $ 0.12

     No underwriters were involved in connection with the sales of securities referred to in this Item 15.

ITEM 16.

     (a) EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


EXHIBIT         DESCRIPTION OF EXHIBIT
--------        -----------------------------------------------------------------------------------------------------
     1.1  --    Form of Underwriting Agreement
     3.1  --    Form of Amended and Restated Certificate of Incorporation of TheStreet.com
     3.2  --    Form of Amended and Restated By-laws of TheStreet.com*
     4.1  --    Amended and Restated Registration Rights Agreement, dated as of December 21, 1998, among
                TheStreet.com and stockholders named therein*
     4.2  --    Form of TheStreet.com's Rights Plan*
     4.3  --    Specimen Certificate for TheStreet.com's common stock
     5.1  --    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
    10.1  --    License Agreement, dated February 17, 1999, between Yahoo! Inc. and TheStreet.com, Inc.+
    10.2  --    The Amended and Restated 1998 Stock Incentive Plan of the TheStreet.com
  10.2.1  --    Amendment No. 1, dated March 25, 1999, to the Amended and Restated 1998 Stock Incentive Plan of
                TheStreet.com
    10.3  --    Interactive Services Agreement, dated April 16, 1998, between America Online, Inc. and TheStreet.com,
                L.L.C.+
  10.3.1  --    Letter, dated July 24, 1998, from America Online, Inc.*
    10.4  --    Content License and Marketing Agreement, dated as of January 12, 1999, between E*TRADE Group, Inc.
                and TheStreet.com, Inc.+
    10.5  --    Employment Agreement, dated October 6, 1998, between Kevin English and TheStreet.com, Inc.*
    10.6  --    Employment Agreement, dated February 22, 1999, between James Cramer and TheStreet.com, Inc.*
    10.7  --    Content License Agreement, dated January 1, 1998, between Yahoo! Inc. and TheStreet.com, Inc.+
    16.1  --    Letter, dated March 2, 1999, from Anchin, Block and Anchin LLP*
    23.1  --    Consent of Arthur Andersen LLP
    23.2  --    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
    24.1  --    Power of Attorney*
    24.2  --    Power of Attorney of Michael Golden*
    99.1  --    Consent of Michael Golden*
    99.2  --    Consent of International Data Corporation*
    99.3  --    Consent of Forrester Research, Inc.*
    99.4  --    Consent of @plan*
    99.5  --    Consent of NFO Interactive*
    99.6  --    Consent of DoubleClick Inc.


------------------
 * Previously filed




+ Confidential treatment has been requested for certain portions of these documents.


     (b) Financial Statement Schedules.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON APRIL 19, 1999.


                                          TheStreet.com, Inc.
                                          By:                  *
                                            ------------------------------------
                                            Name: Kevin English
                                            Title:  Chairman of the Board of
                                                    Directors, Chief Executive
                                                    Officer and President

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED BELOW.


                SIGNATURE                                          TITLE                               DATE
------------------------------------------  ---------------------------------------------------   --------------
                    *                       Chairman of the Board of Directors, Chief Executive   April 19, 1999
------------------------------------------  Officer and President
              Kevin English

             /s/ Paul Kothari               Chief Financial Officer                               April 19, 1999
------------------------------------------
               Paul Kothari

                    *                       Editor-in-Chief and Director                          April 19, 1999
------------------------------------------
               Dave Kansas

                    *                       Director                                              April 19, 1999
------------------------------------------
             James J. Cramer

                    *                       Director                                              April 19, 1999
------------------------------------------
              Martin Peretz

                    *                       Director                                              April 19, 1999
------------------------------------------
               Fred Wilson

                    *                       Director                                              April 19, 1999
------------------------------------------
              Jerry Colonna

                    *                       Director                                              April 19, 1999
------------------------------------------
           Edward F. Glassmeyer

                    *                       Director                                              April 19, 1999
------------------------------------------
              Michael Golden

          * By: /s/ Paul Kothari            Attorney-In-Fact                                      April 19, 1999
------------------------------------------
               Paul Kothari

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
       For the Period from June 18, 1996 (Inception) to December 31, 1996 and the Years Ended December 31, 1997 and 1998

                                                          BALANCE AT    PROVISIONS                  BALANCE AT
                                                          BEGINNING     CHARGED TO                   END OF
                                                          OF PERIOD      EXPENSE      WRITE-OFFS     PERIOD
                                                          ----------    ----------    ----------    ----------
December 31, 1996......................................    $      0      $      0      $      0      $      0
                                                           --------      --------      --------      --------
December 31, 1997......................................    $      0      $      0      $      0      $      0
                                                           --------      --------      --------      --------
December 31, 1998......................................    $      0      $ 40,000      $      0      $ 40,000
                                                           --------      --------      --------      --------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TheStreet.com, Inc.:

We have audited in accordance with generally accepted auditing standards, the financial statements of TheStreet.com, Inc. included in this registration statement and have issued our report thereon dated February 9, 1999. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the Company's management and is presented for purpose of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

New York, New York
February 9, 1999

                                 EXHIBIT INDEX


EXHIBIT  DESCRIPTION OF EXHIBIT
------   ----------------------------------------------------------------------------------------------------------
 1.1      --   Form of Underwriting Agreement
 3.1      --   Form of Amended and Restated Certificate of Incorporation of TheStreet.com
 3.2      --   Form of Amended and Restated By-laws of TheStreet.com*
 4.1      --   Amended and Restated Registration Rights Agreement, dated as of December 21, 1998, among
               TheStreet.com and stockholders named therein*
 4.2      --   Form of TheStreet.com's Rights Plan*
 4.3      --   Specimen Certificate for TheStreet.com's common stock
 5.1      --   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1      --   License Agreement, dated February 17, 1999, between Yahoo! Inc. and TheStreet.com, Inc.+
10.2      --   The Amended and Restated 1998 Stock Incentive Plan of the TheStreet.com
10.2.1    --   Amendment No. 1, dated March 25, 1999, to the Amended and Restated 1998 Stock Incentive Plan of
               TheStreet.com
10.3      --   Interactive Services Agreement, dated April 16, 1998, between America Online, Inc. and
               TheStreet.com, L.L.C.+
10.3.1    --   Letter, dated July 24, 1998, from America Online, Inc.*
10.4      --   Content License and Marketing Agreement, dated as of January 12, 1999, between E*TRADE Group, Inc.
               and TheStreet.com, Inc.+
10.5      --   Employment Agreement, dated October 6, 1998, between Kevin English and TheStreet.com, Inc.*
10.6      --   Employment Agreement, dated February 22, 1999, between James Cramer and TheStreet.com, Inc.*
10.7      --   Content License Agreement, dated January 1, 1998, between Yahoo! Inc. and TheStreet.com, Inc.+
16.1      --   Letter, dated March 2, 1999, from Anchin, Block and Anchin LLP*
23.1      --   Consent of Arthur Andersen LLP
23.2      --   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1      --   Power of Attorney*
24.2      --   Power of Attorney of Michael Golden*
99.1      --   Consent of Michael Golden*
99.2      --   Consent of International Data Corporation*
99.3      --   Consent of Forrester Research, Inc.*
99.4      --   Consent of @plan*
99.5      --   Consent of NFO Interactive*
99.6      --   Consent of DoubleClick Inc.


------------------
 * Previously filed




+ Confidential treatment has been requested for certain portions of these documents.